As filed with the Securities and Exchange Commission on May 16, 2008, Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AMERICAN HOME FOOD PRODUCTS, INC.

(Exact name of registrant as specified in its charter)

New York

(State or other jurisdiction of incorporation or organization)

2090

(Primary Standard Industrial Classification Code Number)

41-1759882

(I.R.S. Employer Identification No.)

500 West 37th Street, 2nd Floor, New York, NY 10018; Tel. 212- 871-3150

(Address, including zip code, and telephone number, Including area code of registrant’s principal executive offices)

Daniel W. Dowe, 500 West 37th Street, 2nd Floor, NY, NY 10018; Tel. 212-871-3150

(Address, including zip code, and telephone number, Including area code of agent for service)

with copies to: Janet L. Dowe, Esq., 42 Forest Lane, Bronxville, NY 10708; Tel. 914-961-7828

Approximate Date of Proposed Sale to the Public: After the registration statement becomes effective each shareholder may or may not sell its shares, although each shareholder was entitled to have its shares registered pursuant to agreements reached with the Company.

If any of the securities being registered in this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12-2 of the Exchange Act.

Large accelerated filer. ☐	Accelerated filer. ☐

Non-accelerated filer. ☐ (Do not check if smaller reporting company)	Smaller reporting company. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Security (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, par value $.001 per share, offered by selling securities holders (1)	2,605,000	$0.19	$494,950.00	$19.45
Redeemable Convertible Preferred Stock, par value $.001 per share, offered by selling securities holders (1)	5,840,800	$—	$—	$0.00 (3)
Common Stock, par value $.001 per share, underlying the Redeemable Convertible Preferred Stock offered by selling securities holders (4)	19,469,333	$0.19	$3,699,173.27	$145.38
Management Stock Option, par value $.001 per share, offered by selling securities holders	6,245,000	$—	$—	$0.00 (3)
Common Stock, par value $.001 per share, underlying the Management Stock Option offered by selling securities holders (5)	6,245,000	$0.19	$1,186,550.00	$46.63

(1)

As of the filing date of this registration statement, no particular offer of securities is made by or on behalf of a Selling Security Holder. When a particular offer is made, to the extent required, a Prospectus will be distributed which will set forth the number of shares being offered and the terms of the offering.

(2)

Pursuant to Rule 457(c), the maximum offering price for the common stock is estimated solely for the purpose of calculating the registration fee, based upon the average of the high and low sales prices of the Common Stock on the OTC Bulletin Board on May 7, 2008.

(3)	No filing fee is required pursuant to Rule 457(g).

(4)

Represents shares of common stock that may either be resold by the Selling Security Holders after acquiring the shares upon exercising their redeemable convertible preferred stock, or alternatively, that may be issued by AHFP to those individuals or entities that purchase redeemable convertible preferred stock from the Selling Security Holders.

(5)

Represents shares of common stock either that may be resold by the Selling Security Holders after acquiring the shares upon exercising their stock options, or alternatively, that may be issued by AHFP to those individuals or entities that purchase the common stock options from the Selling Security Holders.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1993 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

          The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

28,319,333 SHARES OF COMMON STOCK
5,840,000 SHARES OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
6,245,000 COMMON STOCK OPTIONS

AMERICAN HOME FOOD PRODUCTS, INC.

          This prospectus relates to:

•	the offer and sale by the Selling Security Holders of up to 2,605,000 shares of common stock of American Home Food Products, Inc.

•

the offer and sale by certain holders of up to 5,840,000 shares of redeemable convertible preferred stock and the 19,469,333 shares of common stock which AHFP would issue to them if they were to convert their preferred stock;

•

the possible issuance by AHFP of up to 19,469,333 shares of common stock if individuals or entities that purchase redeemable convertible preferred stock from the Selling Security Holders were to convert their preferred stock;

•	the offer and sale by the Selling Security Holders of up to 6,245,000 common stock options and 6,245,000 shares of common stock which AHFP would issue to them if they were to exercise the options; and

•	the possible issuance by AHFP of up to 6,245,000 shares of common stock if individuals or entities that purchase common stock options from the Selling Security Holders were to exercise the options.

          The Company will not receive any of the proceeds from the sale of the shares by the Selling Security Holders. The Selling Security Holders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices as permitted by regulations of the Securities and Exchange Commission. Any commissions, fees and discounts of underwriters, brokers, dealers or agents will be paid by the Selling Security Holders.

          Our common stock is quoted on the OTC Bulletin Board under the trading symbol “AHFP”. The closing price for our common stock on the OTC Bulletin Board was $.20 on February 29, 2008.

          See “Risk Factors” beginning on page 5 of this prospectus for the factors you should consider before buying shares of our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 16, 2008

          You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common shares means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common shares in any circumstances under which the offer or solicitation is unlawful.

v

          All references to “we,” “us,” “our,” “our company,” “American Home Food Products” and similar terms refer to American Home Food Products, Inc. and its subsidiary, Artisanal Cheese, LLC. We own various registered and unregistered trademarks, some of which are mentioned in this prospectus.

FORWARD-LOOKING STATEMENTS

          This prospectus contains and incorporates by reference forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties and include, in particular, statements about our plans, strategies and prospects under the headings “Management’s Discussion and Analysis and Plan of Operation” and “Business.”

          You can identify certain forward-looking statements by our use of forward-looking terminology such as the words “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates” or similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to the factors described in the “Risk Factors” section and elsewhere in this prospectus. We do not undertake to update or revise these forward-looking statements to reflect new events or circumstances.

Item 3.	SUMMARY INFORMATION AND RISK FACTORS

          This summary provides a brief overview of the key aspects of our company and the offering. However, it is a summary and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including our financial statements and the notes to those statements.

Company Overview

           Through our subsidiary, Artisanal Cheese LLC, we are engaged in the marketing and distribution of a wide line of specialty, artisanal and farmstead cheese products and other related specialty food products. These products are sold under the Artisanal brand to food wholesalers and retailers and directly to consumers through our catalogue and website www.artisanalcheese.com. As America’s leading affineur, we practice the centuries-old method of aging cheeses to peak ripeness. Throughout the year we consistently age over 200 various artisan cheeses in our state-of-the-art cheese-aging caves in New York City. We expand the line seasonally as cheeses are made available to us from throughout the world. The Company markets to some of the finest restaurants in Manhattan and is working with large hotel chains like the Ritz-Carlton and Four Seasons. The Company also works with luxury product retailers like William-Sonoma and Neiman Marcus that merchandise the Artisanal branded cheeses through their respective catalogues and from their websites. The Company intends to rapidly expand the distribution of Artisanal’s product line by executing on strategic relationships with major companies in each of the four complimentary distribution channels that Artisanal’s product serves: foodservice, retail, print catalogue and E-commerce. The Company’s plan is to make Artisanal the leading national brand for best-in-class cheeses.

          American Home Food Products, Inc. (formerly Novex Systems International, Inc.) was incorporated in the State of New York on February 5, 1999. On January 28, 2005, the Company’s name was changed to American Home Food Products, Inc. On August 14, 2007, pursuant to a Membership Interest Purchase Agreement, dated as of that date, the Company’s wholly-owned subsidiary, AHF Acquisition Inc., acquired all of the membership interests of Artisanal Cheese, LLC, a privately held New York limited liability company.

          Our principal place of business and executive offices are located at 500 West 37th Street, New York, New York 10018 and our telephone number is (212) 871-3150.

The Offering

Securities offered	Up to 2,605,000 shares of common stock offered by the Selling Security Holders;

Up to 5,840,800 shares of redeemable convertible preferred stock and the 19,469,333 shares of common stock issuable upon conversion of such preferred stock.

Up to 19,469,333 shares of common stock if individuals or entities that purchase Preferred Stock from the Selling Security Holders were to convert their preferred stock;

Up to 6,245,000 common stock options which may be issued to management and 6,245,000 shares of common stock issuable upon exercise of the options; and

Up to 6,245,000 shares of common stock if individuals or entities that purchase common stock options from the Selling Security Holders were to exercise the options.

Common stock outstanding	7,057,649 as of February 29, 2008.

Preferred stock outstanding	5,215,000 as of February 29, 2008 (1)

Use of proceeds

We will not receive any of the proceeds from the sale of the shares by the Selling Security Holders. We will pay all of the expenses of this offering, including, without limitation, professional fees and registration fees.

Risk factors	The offering involves a high degree of risk. Please refer to “Risk Factors” (below) for a description of the risk factors you should consider.

OTC Bulletin Board symbol	AHFP

(1)

Excludes 625,800 shares of preferred stock dividends to be accrued through August 14, 2008. An amendment to this Registration Statement shall be filed to include preferred stock dividends accrued beyond that date.

Risk Factors

           Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors listed below and all other information contained in this prospectus before investing in our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.

          If any of the following risks occur, our business, our quarterly and annual operating results, or our financial condition could be materially and adversely affected. In that case, the market price of our common stock could decline or become substantially volatile, and you could lose some or all of your investment.

Risks Related to our Business

Because we have a limited operating history, it is difficult to predict our future performance.

          Although the Company’s subsidiary, Artisanal Cheese LLC, has been operating as a private entity for several years, we have only acquired this business in August 2007. Other than a few employees that have remained with the business, the new members of the Company’s management team have had little prior experience working in this industry and working together as a management team. Therefore, we have limited operating and financial history available to help stockholders evaluate our past performance. Moreover, our limited historical financial results may not accurately predict our future performance. Companies in their initial stages of development present substantial business and financial risks and may suffer significant losses. As a result of the risks specific to our new business and those associated with new companies in general, it is possible that we may not be successful in implementing our business strategy.

We are dependent on our chief executive officer and certain other key officers, the loss of any of whom could significantly harm our business and operations.

          We depend on the efforts of our executive officers and other key personnel, including Daniel W. Dowe, our President and Chief Executive Officer. The loss of Mr. Dowe or other key employees could materially and adversely affect our business, financial condition, and results of operations. We have an employment agreement with Mr. Dowe and consulting agreements with other key consultants, but we do not have key person insurance on the lives of any of them.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our marketing expenditures and our ability to select the right markets and media in which to advertise.

          The Company has immediate plans to expand sales of its Artisanal Premium Cheese products into each of the existing four market segments it serves. However, there can be no assurances that the new management team will be able to achieve its growth targets by gaining penetration in each of the market segments, or any one market segment for that matter. Future sales growth and profitability will be dependent on management’s ability to penetrate the market segments successfully. Our future growth and profitability will also depend in large part upon the effectiveness and efficiency of our marketing expenditures, including our ability to:

•	create greater awareness of our brand;

•	identify the most effective and efficient level of spending in each market segment;

•	determine the appropriate creative message and media mix for advertising, marketing, and promotional expenditures;

•	manage marketing costs (including creative and media) in order to maintain acceptable customer acquisition costs;

•	select the right market, media, and specific media vehicle in which to advertise; and

•	convert consumer inquiries into actual orders.

           Our planned marketing expenditures may not result in material revenue or generate sufficient levels of brand name and program awareness. We may not be able to manage our marketing expenditures on a cost-effective basis, whereby our customer acquisition cost may exceed the contribution to gross profit generated from each additional customer.

The market for high-end cheese products is highly competitive, and we face competition from many established domestic and foreign producers. We may not be able to compete effectively with these producers.

          The markets in which we operate are highly competitive. From both international and domestic sources, there is a substantial amount of cheese product available to each of the buyers in the four market segments that the Company services. The Company intends to penetrate these markets by differentiating itself as a branded Company with specific expertise in the cheese aging and selection process, development capabilities for proprietary recipes and premium food marketing and merchandising expertise. Nonetheless, the Company will confront competition from many suppliers and distributors as it seeks to gain penetration into its core market segments. We may not be able to compete effectively with customers who go directly to our suppliers.

Cost increases in milk products, packaging materials and transportation could adversely affect us.

          The cost of milk products and packaging materials have varied widely in recent years and future changes in such costs, particularly in transportation, may cause our results of operations and our operating margins to fluctuate significantly. Increases in the cost of milk and cheese products and packaging materials and in delivering our product to customers could have a material adverse effect on our operating profit and margins. Our cheese must be packaged in refrigerated packages for overnight delivery to many of our customers. Increase in oil prices affects both packaging and transportation costs. Competitive pressures may also limit our ability to raise prices in response to increased packaging material or transportation costs. Accordingly, we do not know whether, or the extent to which, we will be able to offset cost increases with increased product prices. We also rely on the supply of plastic, corrugated, and other packaging materials, which fluctuate in price due to market conditions beyond our control.

Some of the Company’s products are seasonal and may cause fluctuations in its quarterly operating results.

          Various products in the Company’s product portfolio will be subject to seasonal fluctuations and lower volume production capabilities from small suppliers. The Company will work with several small to medium volume suppliers to expand production or accept more goods into Company owned or leased warehouses to ease production strains from the suppliers’ lack of physical facilities, however, in not every instance will the Company be able to meet the forecasted consumer demand for certain products. This will require the Company to have multiple suppliers to fulfill the expected demand from customers in its four market segments.

The sale of ingested products involves product liability and other risks.

          Like other companies that sell food products, our company faces an inherent risk of exposure to product liability claims if the consumption of our products results in illness or injury. The successful assertion or settlement of a claim or a significant number of insured claims could harm our company by adding costs to the business and by diverting the attention of senior management from the operation of the business. Our company may also be subject to claims that our products contain contaminants, are improperly labeled, or include inadequate instructions as to preparation or inadequate warnings covering food-borne illnesses or allergies. While we have product liability insurance, product liability litigation, even if not meritorious, is very expensive and could also entail adverse publicity for our company, thereby reducing revenue and operating results.

We may incur integration and execution problems.

          If the Company should enter into a distribution agreement with one or more distributors it will be required to train the sales personnel of each distributor on the Artisanal cheese product line and, possibly, also having to train the buyers of the foodservice outlets serviced by these distributors to help the sell-through of the Artisanal product line. This integration could take longer than planned and may involve protracted delays that would cause the Company to use limited resources earmarked for business development and working capital.

We may not successfully manage growth.

          Our success will depend upon the commencement of sales and shipment of our products into additional market segments and, thereafter, the expansion of our operations and effective management of growth, all of which will place a significant strain on our management and administrative, operational, and financial resources. To manage growth, should it occur, we may need to expand our facilities, augment our operational, financial, and management systems, and hire and train additional qualified personnel. If we are unable to manage growth effectively, our business could be harmed.

We may need additional financing to continue and grow operations, which financing may not be available on acceptable terms or at all.

          We may need to raise additional funds to fund our operations or grow our business. Additional financing may not be available on terms or at times favorable to us, or at all. If adequate funds are not available when required or on acceptable terms, we may be unable to continue to grow our operations. In addition, such additional financing transactions, if successful, may result in dilution to our stockholders. They may also result in the issuance of securities with rights, preferences, and other characteristics superior to those of our common stock and, in the case of debt financings, may subject our company to covenants that restrict our ability to operate our business freely.

The food industry is subject to governmental regulation that could increase in severity and hurt results of operations.

          The food industry is subject to federal, state, and other governmental regulation relating to the operation of our facilities; the packaging, labeling, and marketing of products; and pollution control, including air emissions. For example, food handlers are subject to rigorous inspection and other requirements of the USDA and FDA. If federal, state, or local regulation of the industry increases for any reason, then we may be required to incur significant expenses, as well as to modify our operations to comply with new regulatory requirements, which could harm operating results. Additionally, remedies available in any potential administrative or regulatory actions may require us to refund amounts paid by all affected customers or pay other damages, which could be substantial. Any determination by the FDA or other agencies that our facilities are not in compliance with applicable regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of the facility or facilities involved, and, in some cases, might also require the recall of previously distributed products. Any such determination could have a material adverse effect on our business, financial condition, and results of operations.

Our business will be dependent on several major customers.

          We expect that we will rely on a limited number of major retail customers and wholesale distributors for a substantial portion of our revenues. If our relationship with one or more of them does not materialize as planned or, thereafter, changes or ends, our sales could suffer, which could have a material adverse effect on our business, financial condition, and results of operations.

Our affinage methods are not protected by patents and, as a result, our competitors may be able to use our processes, copy our products and compete against us.

          The Company is in a highly competitive business where it can only protect any proprietary know-how and information through trade secret protections and the trade marking of its brand – Artisanal Premium Cheese. To secure trade secret protection, the Company will need to take extra measures to protect against the dissemination or public disclosure of its trade secrets. The failure to do so will terminate the availability of trade secret protection and it may be possible for our competitors or customers to copy aspects of our trade secrets. This could have a material adverse effect on our business, financial condition, and results of operations.

Risks associated with investing in our common shares

We are not required to meet or maintain any listing standards for our common stock to be quoted on the OTC Bulletin Board, which could affect our stockholders’ ability to access trading information about our common stock.

          The Common Shares of the Company are quoted on the OTC Bulletin Board. The OTC Bulletin Board is separate and distinct from The Nasdaq Stock Market and any national securities exchange, such as the New York Stock Exchange or the American Stock Exchange. Although the OTC Bulletin Board is a regulated quotation service operated by NASD that displays real-time quotes, last sale prices, and volume information in over-the-counter (OTC) equity securities like our common stock, we are not required to meet or maintain any qualitative or quantitative standards for our common stock to be quoted on the OTC Bulletin Board. Our common stock does not presently meet the minimum listing standards for listing on The Nasdaq Stock Market or any national securities exchange, which could affect our stockholders’ ability to access trading information about our common stock. We are required to satisfy the reporting requirements under the Securities Exchange Act of 1934, as amended. If we fail to do so, our shares may no longer be quoted on the OTC Bulletin Board.

The public market for our common stock is limited, and stockholders may not be able to resell their shares at or above the purchase price paid by such stockholders, or at all.

          There is currently only a limited public market for our common stock. We cannot assure you that an active public market for our common stock will develop or be sustained in the future. The market price of our common stock may fluctuate significantly in response to factors, some of which are beyond our control, such as: the announcement of new products by our competitors, developments concerning our intellectual property, government regulation, quarterly variations in our competitors’ results of operations, developments in our industry, and general market conditions and other factors, including factors unrelated to our own operating performance. In addition, stock market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in the value of our common stock. Prospective investors should also be aware that price volatility might be worse if the trading volume of our common stock is low.

If a trading market for our common shares does develop, trading prices may be volatile.

          In the event that a trading market develops for our common shares, the market price of such shares may be based on factors that may not be indicative of future market performance. Consequently, the market price of our shares may vary greatly. If a market for our shares develops, there is a significant risk that our share price may fluctuate dramatically in the future in response to any of the following factors, some of which are beyond our control:

•	variations in our quarterly operating results;

•	announcements that our revenue or income/loss levels are below analysts’ expectations;

•	general economic slowdowns;

•	changes in market valuations of similar companies;

•	announcements by our competitors or us of significant contracts; and

•	acquisitions, strategic partnerships, joint ventures, or capital commitments.

We may not be able to attract the attention of major brokerage firms.

          Additional risks may exist since securities analysts of major brokerage firms currently do not, and in the future may not, provide coverage of us since there is little incentive to brokerage firms to recommend the purchase of our common shares. No assurance can be given that brokerage firms will want to conduct any follow-on or secondary offerings on behalf of our company in the future.

If a trading market is not maintained, holders of the Company’s common stock may experience difficulty in reselling such Common Shares or may be unable to resell them at all.

          The Company may, but has not, entered into any agreements with market makers to make a market in the Company’s Common Stock. In addition, any such market making activity would be subject to the limits imposed by the Securities Act, and the Securities Exchange Act of 1934, as amended, (“Exchange Act”) and it is possible that the market in the common stock can be discontinued at any time. Accordingly, if there is no active market available for the common shares, no liquidity or if the market is discontinued, holders of the common stock may have difficulty or may be unable to sell the shares which he or she may hold.

Our common shares may be considered a “penny stock” and may be difficult to sell.

          The Securities and Exchange Commission (SEC) has adopted regulations which generally define a “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our shares has been, and if a sustained active trading market develops, may be less than $5.00 per share and, therefore, the shares may be designated as a “penny stock” according to the SEC’s rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser, and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our shares and may affect the ability of investors to sell their shares.

CAPITALIZATION

          The following table sets forth our capitalization on February 29, 2008. This table does not include the shares of common stock covered by this prospectus.

	Shares Authorized	Shares Outstanding	Amount

Preferred stock	10,000,000	5,215,000	$5,215
Common stock	100,000,000	7,057,649	$7,057
Additional paid-in capital	—	—	$16,105,526
Accumulated deficit	—	—	$(11,713,898)
Total stockholders’ equity	—	—	$4,403,900

PRIVATE PLACEMENT OF SECURITIES

          From August through December, 2007, we entered into Stock Subscription and Investment Representation Agreements, Certificate of Designation, Preference and Rights Agreements and Registration Rights Agreements with several accredited investors in connection with the private placement of a Series A, Redeemable Convertible Preferred Stock for gross proceeds of $5.2 million. The Series A shares shall only be convertible into shares of the Issuer’s $.001 par value common stock pursuant to and in accordance with the Certificate of Designation. The following is a brief summary of the each of the above referenced agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements or forms of the agreements which are attached as exhibits to this Registration Statement. The representations, warranties, covenants and other provisions of those agreements are not intended as documents for investors and the public to obtain factual information about our current state of affairs. Rather, investors and the public should look to the Form 8-K/A filed December 21, 2007 for a more complete understanding of the terms and conditions associated with this transaction.

Series A Redeemable Convertible Preferred Stock

Issuance:	The number of shares that constitute Series A shall be no more than six million

(6,000,000) which number may be decreased to three million (3,000,000) by resolution of the Board of Directors. One (1) share of Series A shall equal one dollar ($1.00) (“the Face Value”). Any conversion of the Series A shares shall only be convertible into shares of the Issuer’s $.001 par value common stock (“Common Stock”), pursuant to and in accordance with this Certificate of Designation.

Conversion:	The Preferred Stock is convertible at $.30 per share into $.001 par value Common

Stock of Company, (equaling 60% of the issued and outstanding Common Stock of the Company on a fully diluted basis, excluding the Management Stock Option (see Management Stock Option described below)).

Dividends:	Dividends shall be paid (a) 12% Paid-in-Kind in first two years from Closing Date, and

(b) 12% Paid-In-Cash after the first two years from Closing or 15% Paid-In-Kind, at the election of the Company. These dividends shall convert into Common Stock at $.30 per share, unless the Company elects to pay dividends in cash pursuant to (b) above.

Redemption:	At any time prior to the Maturity Date (defined below), and upon 30 days advance notice, the Company shall have the right to redeem one-half of the Preferred Stock that is issued and outstanding by paying the Holder the full par value of the Preferred Stock plus accrued dividends in cash (the “First Redemption”). The remaining one-half of the Preferred Stock that is issued and outstanding after the First Redemption can either be: (a) redeemed by the Company in cash at par value plus accrued dividends with the Holder also receiving a 2-year option to acquire 5% of the issued and outstanding Common Stock of the Company at an exercise price of $.30 per share, or, (b) converted into 30% of the issued and outstanding Common Stock of the Company (the “Second Redemption”). The Holder shall have sole authority to elect subsection (a) or (b) above upon receiving a Redemption Notice. Any Common Stock or Common Stock Option issued pursuant to the First Redemption or the Second Redemption shall be on a fully-diluted basis, excluding the Management Stock Option below.

Maturity Date:	The Maturity Date of the Series A shares is August 14, 2010.

Management Stock Option:	In January 2008, the board ratified the Company’s grant of a 5-year Stock

Option to Daniel W. Dowe and William Feeney at an exercise price of $.30 per share that is exercisable into 14.4% and 1.9%, respectively, of the Common Stock of the Company on a fully-diluted basis. The Stock Option was fully-vested on August 14, 2007, but not is exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the First Redemption is concluded by the Company. The failure to meet either of these conditions shall cause the Management Stock Option to terminate in its entirety.

Registration:	The Company has agreed to file a registration statement with respect to the number of shares of its Common Stock necessary to enable all Holders to have resale rights in the Common Stock underlying their Preferred Stock if and when converted, or upon a redemption payable in Common Stock. All costs of the registration shall be borne by the Company.

Liquidation:	In the event of a liquidation, the Preferred Stockholders shall receive a cash payment at par value per preferred share plus accrued dividends in calendar 2007, the liquidation preference in calendar 2008 increases to $1.10 per preferred share plus accrued dividends and the liquidation preference in calendar 2009 increases to $1.20 per preferred share plus accrued dividends and remains at this amount for each year thereafter.

Anti-Dilution Protection:	The conversion price of the Series A shares and exercise price of the

Management Stock Options and the number of shares issuable upon conversion/exercise of the respective shares and options are subject to adjustments for common stock dividends, stock splits, combinations, reclassification or similar event so that any Series A shares converted or Stock Options exercised after such time shall be entitled to receive the aggregate number and kind of Common Stock and/or capital stock which, if such Series A shares had been converted or stock options exercised immediately prior to such date, Series A or stock options would have owned upon such conversion/exercise (and, in the case of a reclassification, would have retained after giving effect to such reclassification) and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification.

Fundamental Transactions	As long as over $1,500,000 of the Preferred Stock is issued and outstanding,

the Company shall require the prior written consent of Holders representing two-thirds (2/3) of the Preferred Stock issued and outstanding to (a) sell, merge with, acquire or consolidate with another business entity, (b) incur additional leverage beyond the leverage contemplated by the Company and Holders as part of the Company’s acquisition of Artisanal Cheese, LLC, or (c) issue any new shares of common stock or securities convertible or exercisable into Common Stock in excess of 2% of the shares of Common Stock issued and outstanding on a fully diluted basis as of August 14, 2007, excluding the Management Stock Option.

WHERE YOU CAN FIND MORE INFORMATION

          We are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any report or other document that we file at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the Public Reference Room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that electronically file documents with the SEC.

          This prospectus is part of a registration statement filed by us with the SEC. Because the SEC’s rules and regulations allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with, or incorporated therein by reference in, the registration statement for further information regarding us and the shares of our common stock offered by this prospectus. Statements contained in this prospectus as to the contents of any contract or any other document are summaries of the material terms of such contracts or other documents. With respect to these contracts or other documents filed, or incorporated therein by reference, as an exhibit to the registration statement, we refer you to the exhibits for a more complete description of the matter involved. The registration statement and its exhibits may be inspected at the SEC’s Public Reference Room at the location described above.

Item 4.	USE OF PROCEEDS

          The Company will not receive any proceeds from the sale of the securities by the Selling Security Holders. The Company will receive proceeds from the issuance of common stock to individuals, when and if any of the Management Stock Options are exercised by the option holders. The proceeds will be equal to the number of common stock options exercised multiplied by the applicable exercise price. Because of the uncertainty of the exercise of the securities and the amount of the proceeds that the Company will receive, management has no specific plan on the use of the proceeds. The Company has agreed to bear substantially all expenses of registering these securities under Federal and state securities laws.

Item 5.	DETERMINATION OF OFFERING PRICE

          There is no present intent to offer the securities for resale. The Common Shares being registered were issued primarily in exchange for the agreement by certain debt holders to convert their debt into common shares. The Preferred Shares being registered were sold as part of a private placement of shares. The conversion price of the preferred shares is $.30 per share. The Management Stock Options being registered were part of the employment agreements for Mr. Dowe and Mr. Feeney.

Item 6.	DILUTION

          Since the Company is a reporting issuer and is not selling the Common Stock, Preferred Shares or Management Stock Options or any common stock issuable and resaleable upon conversion of the Preferred stock or exercise of the management stock options, the sale of the securities will have no net tangible book value dilution.

Item 7.	SELLING SECURITY HOLDERS

          This Registration Statement relates to:

•	the offer and sale by the Selling Security Holders of up to 2,605,000 shares of common stock of American Home Food Products, Inc.

•

the offer and sale by certain holders of up to 5,840,800 shares of redeemable convertible preferred stock and the 19,469,333 shares of common stock which AHFP would issue to them if they were to convert their preferred stock;

•

the possible issuance by AHFP of up to 19,469,333 shares of common stock if individuals or entities that purchase redeemable convertible preferred stock from the Selling Security Holders were to convert their preferred stock;

•	the offer and sale by the Selling Security Holders of up to 6,245,000 common stock options and 6,245,000 shares of common stock which AHFP would issue to them if they were to exercise the options; and

•	the possible issuance by AHFP of up to 6,245,000 shares of common stock if individuals or entities that purchase common stock options from the Selling Security Holders were to exercise the options.

          The shares of common stock being offered by the Selling Security Holders were issued primarily in exchange for the conversion of debt, are issuable upon conversion of the Series A Redeemable Convertible Preferred Stock, or upon exercise of the Common Stock Options. For additional information regarding the issuance of the redeemable convertible preferred shares and options, see “Private Placement Offering” above and “Common Stock Options” below. We are registering the shares of common stock in order to permit the Selling Security Holders to offer the shares for resale from time to time.

          In accordance with the terms of a registration rights agreement with the Selling Security Holders, this prospectus generally covers the resale of the sum of the number of shares of common stock issued in exchange for conversion of debt, issuable upon conversion of the redeemable convertible preferred shares and upon exercise of the management stock options as of the Trading Day immediately preceding the date the registration statement is initially filed with the SEC. Because the number of the redeemable convertible preferred stock and the management stock options may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus.

          The shares of common stock underlying the Preferred Shares and common stock options are offered by the Company for purchase only if a Selling Security Holder or a person who has purchased preferred shares and/or options from a Selling Security Holder converts the preferred shares or exercises the common stock options in accordance with their terms.

Series A Redeemable Convertible Preferred Stock

          As of the filing of this registration statement, there were 5,215,000 shares of Series A Redeemable Convertible Preferred Stock outstanding. On a fully diluted basis, assuming all Preferred Stock dividends were paid, all outstanding shares of Preferred Stock were converted and Management Stock Options were exercised, the Company would have 33,121,802 shares of common stock issued and outstanding. The following table sets forth:

               o      the names of the Selling Security Holders,

               o      their material relationship or position with the Company within the last three (3) years,

               o      the number of shares of preferred stock owned by each Selling Security Holder

               o      the number of shares of common stock owned by each Selling Security Holder (assuming all outstanding shares of preferred stock are converted and stock options are exercised), and

               o      the percentage of shares of common stock held by each Selling Security Holder on a fully diluted basis.

Name of Selling Stockholder	Position/Office Material Relationship	Number of Shares of Preferred Stock Owned	Number of Shares of Common Stock Owned Upon Conversion		Percentage Upon Conversion

Frank Sica	Investor	1,500,000	5,600,000		16.9%

Dr. Francis Pizzi	Investor	50,000	186,667		0.6%

Frederick G. Perkins, III,
Trustee, Frederick G.
Perkins III Declaration of
Trust dated 1995 as
amended in 2007	Investor	250,000	933,333		2.8%

Caroline T. Perkins,
Trustee, Caroline Trefry
Perkins III Declaration of
Trust dated 1995 as
amended in 2007	Investor	250,000	942,619	(1)	2.8%

Kirk Clothier	Investor	50,000	186,667		0.6%

Richard Ziskind	Investor	150,000	560,000		1.7%

Shirley Clothier	Investor	50,000	186,667		0.6%

John T. Farris	Investor	250,000	970,833	(2)	2.9%

Thomas B. Farris	Investor	50,000	186,667		0.6%

Christopher J. Farris	Investor/Employee	50,000	186,667		0.6%

Pete Musser	Investor	100,000	373,333		1.1%

Aegis Fund L.P.	Investor	325,000	1,213,333		3.7%

Name of Selling Stockholder	Position/Office Material Relationship	Number of Shares of Preferred Stock Owned	Number of Shares of Common Stock Owned Upon Conversion		Percentage Upon Conversion

Katherine Knott	Investor	75,000	280,000		0.8%

Alfred Lepore	Director/Investor	100,00	528,333	(3)	1.6%

Joseph Aievoli	Investor	100,000	543,333	(4)	1.6%

Frederick Fahrenbach	Investor	100,000	373,333		1.1%

Alphonso L. DeMatteis
Family, L.P.	Investor	300,000	2,839,432	(5)	8.6%

Louis A. Parks and Ann J.
Parks	Investor	100,000	373,333		1.1%

Kitt Garrett	Investor	50,000	186,667		0.6%

Carl Wolf	Director/Investor	600,000	2,350,000	(6)	7.1%

David Russell	Investor	250,000	933,333		2.8%

Christopher Calise	Investor	100,000	373,333		1.1%

Perry Lerner	Investor	100,000	373,333		1.1%

Keith Rosenblum	Investor	50,000	186,667		0.6%

Steven Sadove	Investor	200,000	746,667		2.3%

Edward Margolin	Consultant	15,000	56,000		0.2%

(1)	Includes an additional 9,286 shares of common stock held by Mrs. Perkins.

(2)	Includes an additional 37,500 shares of common stock held by Mr. Farris.

(3)	Includes an additional 45,000 shares of common stock held and 110,000 stock options convertible into an equivalent number of common shares.

(4)	Includes an additional 170,000 shares of common stock held by Mr. Aievoli.

(5)	Includes an additional 1,719,432 shares of common stock held by Alphonso DeMatteis.

(6)	Includes an additional 110,000 stock options convertible into an equivalent number of common shares.

Common Stock

          As of the filing of this registration statement, there were 7,427,469 shares of common stock outstanding. On a fully diluted basis, assuming all outstanding stock options were exercised and preferred shares converted, the Company would have 33,121,802 shares of common stock issued and outstanding. The following table sets forth:

          o      the names of the Selling Security Holders,

          o      their material relationship or position with the Company within the last three (3) years,

          o      the number of shares of common stock owned by each Selling Security Holder, and

          o      the percentage of shares of common stock held by each Selling Security Holder on a fully diluted basis.

Name of Selling Stockholder	Position/Office Material Relationship	Number of Shares of Common Stock Owned		Percentage of Common Stock Owned

Alphonso DeMatteis	Investor	2,839,432	(1)	8.6%

Alfred A. Lepore	Director	528,333	(2)	1.6%

John Levy	Consultant	10,000		0.03%

Craig Brady	Employee	100,000		0.3%

Michelle Caruso	Employee	50,000		0.2%

Quilcap Corp.	Creditor	150,000		0.5%

Joshua Shaub	Consultant	30,000		0.1%

Wahl Rich Group LP	Consultant	40,000		0.1%

(1)

Includes 1,719,432 shares of common stock owned by Alphonso DeMatteis and 336,000 shares of preferred stock (including preferred stock dividend payable) which is convertible into 1,120,000 shares of common stock.

(2)

Includes 45,000 shares of common stock owned by Mr. Lepore and 112,000 shares of preferred stock (including preferred stock dividend payable) which is convertible into 373,333 shares of common stock and 110,000 stock options convertible into an equivalent number of shares of common stock.

Management Stock Options

          As of the filing of this registration statement, there were 5,870,000 management stock options outstanding. On a fully diluted basis, assuming all outstanding stock options were issued and exercised and preferred shares converted, the Company would have 32,766,802 shares of common stock issued and outstanding (excluding the 375,000 reserved stock options). The following table sets forth:

          o      the names of the Selling Security Holders,

          o     their material relationship or position with the Company within the last three (3) years,

          o     the number of shares of common stock owned by each Selling Security Holder, and

          o      the percentage of shares of common stock held by each on a fully diluted basis.

Name of Selling Stockholder	Position/Office Material Relationship	Number of Shares of Common Stock Options Granted	Number of Shares of Common Stock Owned Upon Exercise of Options		Percentage of Common Stock Owned

Daniel W. Dowe	Chairman/CEO	4,500,000	4,500,000	(1)	13.6%

William Feeney	President	600,000	637,500	(2)	1.9%

Keith DeMatteis	Director	110,000	2,963,718	(3)	8.9%

Alfred Lepore	Director	110,000	528,333	(4)	1.6%

Jeffrey Roberts	Director	110,000	110,000		0.3%

Carl Wolf	Director	110,000	2,350,000	(5)	7.1%

John Nesbett	Director	110,000	205,000	(6)	0.6%

Thomas Thornton	Director	110,000	210,000	(7)	0.6%

William K. Lavin	Director	110,000	125,049	(8)	0.4%

(1)	Includes 4,500,000 shares of common stock underlying the stock options which vested on August 14, 2007 but are not yet exercisable (see “Management Stock Options” above).

(2)	Includes 37,500 shares of common stock held by Mr. Feeney.

(3)

Includes 1,719,432 shares held by Alfonso DeMatteis for which Mr. Keith DeMatteis has power of attorney; 14,286 shares held by Calakar Construction Company, a company owned in part by Mr. Keith DeMatteis; and 336,000 shares of preferred stock (including preferred stock dividend payable) held by Alphonso L. DeMatteis Family, L.P. convertible into 1,120,000 shares of our common stock, for which Mr. Keith DeMatteis has power of attorney

(4)	Includes 45,000 shares of common stock owned by Mr. Lepore and 112,000 shares of preferred stock which is convertible into 373,333 shares of common stock.

(5)	Includes 672,000 shares of preferred stock (including preferred stock dividend payable) held by Mr. Wolf convertible into 2,240,000 shares of our common stock.

(6)	Includes 95,000 shares of common stock held by Mr. Nesbett.

(7)	Includes 100,000 shares of common stock held by Mr. Thornton.

(8)	Includes 15,049 shares of common stock held by Mr. Lavin.

Item 8.	PLAN OF DISTRIBUTION

          We are registering the shares of common stock issuable upon conversion of the preferred shares and upon exercise of the management stock options to permit the resale of these shares of common stock by the holders of the preferred shares and the management stock options from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Security Holders of the shares of common stock, although we may receive proceeds from the conversion of the preferred shares and exercise of the options. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

          The Selling Security Holders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the Selling Security Holders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	On any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

          If the Selling Security Holders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The Selling Security Holders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Security Holders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

          The Selling Security Holders may pledge or grant a security interest in some or all of the redeemable convertible preferred shares, stock options or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Security Holders to include the pledgee, transferee or other successors in interest as Selling Security Holders under this prospectus. The Selling Security Holders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

          The Selling Security Holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

          Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

          There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

          The Selling Security Holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Security Holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

          We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $53,500 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Security Holders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the Selling Security Holders will be entitled to contribution. We may be indemnified by the Selling Security Holders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

          Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

Item 9.	DESCRIPTION OF SECURITIES TO BE REGISTERED

          Our authorized capital stock consists of 10,000,000 preferred shares, par value $.001 per share and 100,000,000 common shares, par value $.001 per share. On February 29, 2008, there were 5,215,000 preferred shares and 7,057,469 common shares issued and outstanding.

Series A Redeemable Convertible Preferred Stock

          The authorized capital stock of The Company consists of 10,000,000 shares of Preferred Stock, par value $.001 per share. Under our Articles of Incorporation, the preferred stock may be issued in one or more series. The board of directors of the Company is authorized to issue the shares of Preferred Stock, without additional stockholder approval, in such series and to fix from time to time before issuance the number of shares to be included in any such series and the designation, relative powers, preferences, and rights and qualifications, limitations, or restrictions of all shares of such series.

          In August 2007, the board authorized the issuance of our Series A Redeemable Convertible Preferred Stock. The Preferred Stock is convertible at $.30 per share into $.001 par value Common Stock of Company. Dividends shall be paid (a) 12% Paid-in-Kind in first two years from Closing Date, and (b) 12% Paid-In-Cash after the first two years from Closing or 15% Paid-In-Kind, at the election of the Company. These dividends shall convert into Common Stock at $.30 per share, unless the Company elects to pay dividends in cash pursuant to (b) above. At any time prior to August 14, 2010, and upon 30 days advance notice, the Company shall have the right to redeem one-half of the Preferred Stock that is issued and outstanding by paying the Holder the full par value of the Preferred Stock plus accrued dividends in cash (the “First Redemption”). The remaining one-half of the Preferred Stock that is issued and outstanding after the First Redemption can either be: (a) redeemed by the Company in cash at par value plus accrued dividends with the Holder also receiving a 2-year option to acquire 5% of the issued and outstanding Common Stock of the Company at an exercise price of $.30 per share, or, (b) converted into 30% of the issued and outstanding Common Stock of the Company (the “Second Redemption’). The Holder shall have sole authority to elect subsection (a) or (b) above upon receiving a Redemption Notice. Any Common Stock or Common Stock Option issued pursuant to the First Redemption or the Second Redemption shall be on a fully-diluted basis, excluding the Management Stock Option below.

          At the time of this registration statement, there were issued and outstanding 5,215,000 shares of preferred stock of which:

o	5,200,000 shares were issued to twenty-five (25) accredited investors in the Company’s private placement of Series A Redeemable Convertible Preferred Stock between August and December 2007; and

o	15,000 shares were issued to a financial consultant in August 2007 for services rendered.

Common Stock

          The authorized capital stock of The Company consists of 100,000,000 shares of common stock, par value $.001 per share. The number of shares of common stock issued and outstanding as of May 31, 2006 and May 31, 2007 were 3,761,455 and 4,541,455, respectively.

          At the time of this registration statement, there were 7,427,469 shares of common stock issued and outstanding. Of the 7,427,469 shares:

o	2,391,194 shares were issued to creditors in August 2007 in exchange for their agreements to convert debt into equity;

o	90,000 shares were issued to a judgment creditor in exchange for the creditor’s agreement to forebear in collection of the judgment;

o	300,000 shares were issued to employees of the Company from October 2007 to January 2008; and

o	105,000 shares were issued as compensation for services rendered by consultants to the Company from August 2007 to May 2008.

          The balance of 4,541,455 shares are held by approximately 205 shareholders holding stock in record and nominee name.

          Under our Articles of Incorporation, the holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding Preferred Stock, holders of common stock are entitled to receive ratably whatever dividends the Board of Directors may declare to be payable out of funds specified for that purpose. If The Company were to be liquidated, dissolved or wound up, holders of common stock would be entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights. They would have no right to convert their common stock into any other securities. All shares of common stock have equal, non-cumulative voting rights, and have no preference, conversion, exchange, preemptive or redemption rights. The outstanding shares of Common are fully paid and nonassessable.

Common Stock Options

          At the time of this registration statement, there were issued and outstanding 770,000 common stock options. The common stock options registered in this registration statement and the other outstanding common stock options of The

Company are governed by and subject to the terms of common stock option agreements between The Company and the option holder. The following is a brief summary of certain provisions of the option agreements relating to the common stock options offered in this registration statement. Copies of a form of option agreement may be obtained from The Company and has been filed with the Commission as an exhibit to the registration statement of which this Prospectus is a part.

•

During this fiscal year, the board of directors at its meeting on April 9, 2008, granted to Daniel W. Dowe and William Feeney a five-year Stock Option at an exercise price of $.30 per share that is exercisable into 14.4% and 1.9%, respectively, of the Company’s common stock on a fully-diluted basis. The Stock Option is fully-vested but not exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the Company has redeemed at least 2,125,000 shares of the preferred stock outstanding plus accrued dividends thereon no later than August 14, 2010. The failure of either condition (a) or (b) shall cause the entire Management Stock Option to terminate in its entirety.

•

The board further authorized three-year stock options to each of the seven non-managing board members. The options have an exercise price of $.30 per share that is exercisable into 0.4% of the Company’s Common Stock. These options are immediately fully-vested and exercisable and will expire on January 31, 2011.

Transfer Agent

          The Transfer Agent, Conversion Agent and Registrar for the common stock, preferred stock and management stock option is Signature Stock Transfer, Inc.

Item 10.	INTERESTS OF NAMED EXPERTS AND COUNSEL

          The consolidated balance sheets of the company and its subsidiaries as of May 31, 2007 and 2006 and the related consolidated statements of operations and shareholders’ deficiency and cash flows for each of the years in the two–year period ended May 31, 2007 included herein are in reliance upon reports of Sherb & Co., LLP, independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.

Item 11.	INFORMATION WITH RESPECT TO THE REGISTRANT

Item 11(a).	DESCRIPTION OF BUSINESS

          a.          Prior Business Development

          The Company is a corporation formed under the laws of New York in 1999 and until August 2007 had its principal place of business and executive offices located at 42 Forest Lane, Bronxville, New York 10708, telephone 914-441-3591, where it operated as a licensing company. Pursuant to a Licensing Agreement with CGM Inc., a Pennsylvania corporation, the Company operated as a licensing entity that collected monthly royalty payments from its Licensee that are derived from sales of building materials that bore the Company’s trade names. The royalties were paid monthly by the Licensee based on sales of goods made one month from the payment date. For instance, the royalty for sales of goods in August was paid on October 1st. The royalty agreement provides for a fixed licensing fee for each account.

          b.          Current Business Operation

          At its Annual Meeting of Shareholders on January 28, 2005, the Company announced a new strategy that it was contemplating to advance the Company from a royalty collecting business into one that engages in the manufacturing and marketing of private label and specialty food products. In December 2006, the Company filed with the Securities and Exchange Commission a Form 8-K announcing that it had entered into a non-binding Letter of Intent to acquire 100% of the ownership interests in a privately-held specialty food company.

          On August 14, 2007, all terms of a transaction were agreed upon and the requisite funds raised for the Company to acquire Artisanal Cheese, LLC. The purchase price was $4.5 million in cash and notes and the assumption of $700,000 in liabilities as part of the purchase consideration. The Company raised approximately $3.9 million dollars through a private placement of redeemable, convertible preferred stock. With this transaction, the Company sold its building material assets for approximately $1 million and recapitalized its existing debts primarily through a tax-free exchange of debt for equity and cash payments to satisfy other obligations. The Company’s then current president, Daniel W. Dowe, agreed to serve as Chairman, Chief Executive Officer and President for an additional three years. As of August 2007, the Company moved its executive offices to 500 West 37th Street, New York, New York 10018.

The Company and Its Industry

          American Home Food Products, Inc. had taken proactive steps to acquire a company in the large-scale diversified private label food manufacturing and marketing business. The Company had pursued several operating businesses that could serve as growth platforms in each of the selected product categories, however for various reasons not attributable to the Company the transaction could not be brought to a close.

          During the fiscal year ending May 31, 2008, and as part of its analysis of the larger food industry beyond private label food companies, the Company identified a new expansion opportunity in the specialty cheese category. The specialty cheese business is a $6 billion category measured in retail dollars in the United States and the Company believes the category lacks an identifiable cheese brand that stand for luxury, best-in-class status.

          Accordingly, the Company acquired the small but already popular Artisanal Cheese, LLC (“Artisanal”) and has develop an expansion plan around its Artisanal Premium Cheese brand. Artisanal historically sold its products into the local Manhattan restaurant trade and through its website (www.artisanalcheese.com) and its printed catalogue. The Company has added personnel in its sales division and with limited advertisement has already expanded the Artisanal brand further in premium foodservice outlets and retail stores with additional sales growth coming from the website and catalogue through corporate gift programs.

Our Mission

          To become the first company to offer a select line of specialty, artisan and farmstead cheese products under one brand -- Artisanal Premium Cheese -- from a single source. We will make the brand Artisanal Premium Cheese synonymous with outstanding, best-in-class cheese products. Artisanal Premium will be the “name” consumers remember and reference for their cheese needs. We will use our organization’s retail food marketing, cheese culinary expertise and passion to elevate consumer awareness of the superiority of specialty, artisan and farmstead cheese products.

The Market for Specialty, Artisan and Farmstead Cheese

          Americans consume close to 9 billion pounds of cheese annually with a market value of $39.9 billion. Specialty cheese accounted to 815 million pounds of this consumption generating $6.4 billion in annual retail sales. An important factor in this growth is specialty cheese consumption, which has grown five times faster than total cheese consumption over the past decade. Per capita consumption of cheese products has increased from 11.3 pounds in 1970 to 31.2 pounds in 2004 with growth expectations continuing to 37.5 pounds per capital by 2009. This trend is the result of growing consumer interest in a more health-conscious lifestyle and diet that includes more natural and high-quality food products with an appreciation for locally-sourced products. Specialty and artisan cheese products are also being sought by all types of retailers that want high margin, premium products to project an upscale retail format for competitive differentiation.

          The current supply chain for artisan and specialty cheese products is highly-fragmented with small producers that have excellent proprietary cheese brands (and recipes) but limited resources to expand production, finance inventory and undertake the full sales cycle while overseeing farming operations. Our Company will endeavor to utilize the skills and experience of our management team, our balance sheet and capital markets know-how and food industry expertise to partner with local producers in a manner where we undertake all finance and marketing functions with our producer partners fulfilling all production capabilities. Initially, we will undertake this plan in accordance with the history of Artisanal as a pure marketing and distribution arm of best-in-class cheese products. The Company’s new strategy post-closing will involve marketing more cheese products under its trademarked brand, Artisanal Premium Cheese, that will be subject to exclusive supply or licensing agreements to enable the Company to become a branded marketing company with proprietary product rights and not solely a distributor of cheese products.

Specialty Cheese – cheese products produced in a specialized manner (i.e. aging or treatment) even though made in larger quantities in commercial operations like the well-known Italian Parmaggiano or Pecorino-Romano cheeses, which are mass-produced, but have specialized production requirements that give the finished product a unique taste and texture.

Artisanal Cheese - cheese produced in smaller quantities and generally by hand or with little reliance on mechanical equipment or other commercial processes.

Farmstead Cheese - cheese produced like Artisanal cheese, but made only from the milk produced by animals that graze on the same property as the cheese production facility.

The Artisanal Premium Cheese Brand

          Under its founding management team led by acclaim cheese expert and executive chef, Terrance Brennan, the Artisanal Premium Cheese brand was positioned as a best-in-class brand and it still holds this position in three complementary distribution channels: (i) Print Catalogue and Internet sales from the Company’s website www.artisanalcheese.com, (ii) high-end restaurants and (iii) specialty cheese shops. The brand imagery started with Mr. Brennan’s personality and image as a leading authority on cheese and from his four star culinary expertise showcased in his two very successful Manhattan restaurants, Picholine and Artisanal Bistro & Fromagerie.

          The Artisanal Premium Cheese product business fulfills all cheese orders for the luxury-class retailers William & Sonoma and Neiman Marcus – this is another testament to the product quality.

          The product line includes: (a) over 190 of the best artisan cheese products sourced from all over the world, including over 30 cheese products made by domestic producers, (b) gifts baskets and cheese accessories like cutting boards and knives, (c) cheese courses and events, (d) books on artisanal cheese and other food products.

          For the year ended December 31, 2006, Artisanal Premium Cheese generated approximately $5.7 million in revenue. Under the Company’s new public ownership it estimates that it would have earned over $400,000 in pre-tax operating profits on this revenue. The Company’s new management team supported by additional capital is charting a course to grow the business through new strategic initiatives, including penetration into the $6 billion retail specialty cheese business.

Why Our Brand Is Needed

          The American Palate has become increasingly more desirable of sophisticated specialty cheese products. This groundswell of interest is continuing to grow and resulting in huge demand for more variety and availability of specialty cheeses.

•	Consumers want more and are willing to pay a premium price but they have limited stores that offer such products. There is much more demand than availability in the current mass market.

•

Retailers continue to expand specialty cheese offerings but the supply chain of such products is complex and highly segmented by small cheese makers and distributors. Retailers need help in selection, supply chain dependability and simplification to reach best cheese choice decisions.

•

Artisan Handcrafted Cheese Makers are often small private companies or dairies that do not have the ability, knowledge or capital structure to reach the mass market.... yet they desire to make and sell more. They often only sell what they can make due to the size of company and capital/structure limitations. This is particularly true in the American market where there are many individual dairy farms that have exquisite cheese recipes but have no outlet structure to sell from.

•	In many regards American cheese recipes are following the development pattern of California wines some decades ago and are now reaching world-wide acclaim.

•	The development of artisan breads now available in supermarkets in another example of an emerging consumer demand of finding more sophisticated products in traditional supermarkets.

Positioning Statement

          Artisanal Cheese will be the only large branded marketer of a wide range of gourmet quality, proprietary and unique “best in class” recipes of Handcrafted Artisan specialty cheeses offered to the mass market from both America and Abroad. In the retail channel (i.e. supermarkets and specialty food outlets) AHF will promote domestic specialty, artisanal and farmstead cheese products under a global brand identity to build cross-marketing within its entire cheese offerings.

          The Company will combine the finest artisan and handcrafted cheese recipes through the guidance of its exclusive consultant and award winning expert chef, Terrance Brennan, in concert with proprietary recipes and supply agreements and/or licenses from the best cheese recipe makers. We will consolidate this supply chain to a single source of supply to offer food retailers a complete gourmet line from a single supply source. We will also provide the scale and resources for small cheese makers which dominate the highly segmented gourmet cheese market to reach the mass USA market. In addition to fine cheeses, simplification and consolidation of supply, we will provide consultative selling direction and comprehensive buyer training to our clients at our NY based College of Cheeses.

End Game Statement

Retailers now have a one stop supply source “specialty cheese Shop Quality and Variety” of sophisticated artisan handcrafted cheeses.

Consumers can now rely on a quality brand as their preferred selection of a wide range of “cheese shop quality” cheeses in their local supermarket cheese section.

Artisan Cheese Makers now have pathway to reach the mass consumer market with winning recipes high in demand but limited in supply.

New Growth Opportunities

          The Company’s management has set high expectations for Artisanal Premium Cheese as the existing market is large and growing, consumer demand is more inclined to continue healthy-lifestyles, including eating better quality and locally-produced food products, and retailers want premium cheese products to meet consumer demand and present an upscale retail format image.

The key drivers of growth will be:

(1)	the new management team that has deep backgrounds in the retail supermarket segment and can penetrate this $6 billion segment,

(2)	a strategic alliance with a major specialty food distributor that is interested in extending its product into cheese products to penetrate the foodservice sector demand for specialty cheeses,

(3)	there is no company in existence that offers a wide range of artisanal cheese products from one source, and

(4)	the Company will be adequately capitalized to penetrate major market segments.

Grass Roots Marketing Plans

          Penetration of two major market segments – retail and foodservice -- will start regionally in New York City and take the form of sales calls to buying personnel at various retail and foodservice accounts. From there, training of store and foodservice personnel on sampling and presentation techniques will be undertaken to as premium cheese is more easily sold through a tasting experience. At the retail level, in Q4 of 2007 the Company plans to identify 100 premium stores in the New York City area and will have company paid in-store sales support present in the stores at peak hours on Friday and Saturday during the Holiday Season to promote the Artisanal brand to consumers and in turn work with existing store personnel to provide marketing and merchandising ideas on the Artisanal line.

          The Company doesn’t envision funding a complex media campaign or other costly selling techniques as the product itself if merchandised differently that mass marketed consumer products. Overtime, select circulation magazine will be used to expand awareness of the Artisanal Premium Cheese brand with consumers having an immediate distribution outlet and product access through the Company’s website offering. The Company will also make in roads with other like product web-based merchandisers, like wine and high end gifts, to cross promote the websites through exchanges of advertising allowances. Search engine refinements will be done to the existing website – www.artisanalcheese.com -- to enhance sales, as well as wide distributions of the Company’s print catalogue.

Multiple Distribution Channels

          The Artisanal Premium Cheese brand will be sold in multiple complimentary channels of distribution. To more aggressively manage these channels the Company will further divide its sales organization into more niche assignments to bring greater focus to its selling efforts. The four market segments are:

1.	Traditional Retail Outlets

2.	Foodservice Distributors

3.	E-Commerce (Website sales)

4.	Print Catalogue

Traditional Retail Outlets

          The largest channel of distribution is the retail sector consisting of major national premium retail supermarkets and mass merchandisers that offer premium cheese products. There are over 50,000 supermarkets and mass merchandise outlets in the United States. The Company estimates that approximately 20% of these outlets, or 10,000 stores service demographics and have the proper merchandising mix to be categorized as premium or upscale markets. These 10,000 stores will be targeted by the Company for penetration of the Artisanal Premium Cheese brand.

Foodservice Distribution

          This channel of distribution holds considerable promise for the Company as it will provide marketing opportunities for the Artisanal Premium Cheese brand to be sold as a branded product in multiple sub-channel segments -- upscale restaurants, caterers, hotels, private clubs, private and commercial aircraft, cruise ships and so many other interesting venues, but it will also allow for sales of cheese products that are used by executive chefs to cook various meals. The challenges of this channel involve frequent and smaller deliveries than the retail channel, so to better service this channel the Company will start its initial penetration with specialty food distributors that service 2-star restaurants and high-end hotels and related outlets for premium food products. Because the total count of potential niche outlets serviced by foodservice distributors is vast, the Company cannot accurately forecast the total range of outlets. However, in the Greater New York City to Boston markets, one specialty food distributor that the Company plans too work with starting this Spring has over 2,000 active accounts. The combination of this customer base with the Company’s existing 500 customer base of equals the total penetration that the Company forecasts nationally over five years.

E-Commerce and Print Catalogue

          The E-Commerce sector is highly competitive as a whole and offers sufficient competition in the specialty cheese category. Our Company plans to distinguish our product line offering by the sheer breadth of specialty, artisan and farmstead cheese products coupled with culinary expertise of the founder and 4-Star Executive Chef Terrance Brennan. Offering wide assortments of cheese can have a negative impact as it creates consumer confusion. At our website we will categorize our cheese products to give consumers a narrower range to work with at one time, for instance, domestic versus international cheeses, or New York State cheese products versus Vermont, or by milk type (sheep, cow, and goat). We will further offer brief histories on the cheese selections coupled with wine and food pairings and presentation techniques to give the user a rich, personal gourmet experience with our products. We will also provide small elegant cheese prong signs to properly display cheese products with a 4 star restaurant pedigree to enable the busiest consumer to present cheese for social gatherings in a exceptionally pleasing manner. Much like our overall marketing strategy in other channels, the outstanding selection of cheeses that we offer will be a starting point. We are offering a lifestyle experience, elegance and relaxation with the Artisanal Premium Cheese line whether the purchase is for personal consumption or a gift to a friend, relative or colleague to celebrate a happy occasion.

          As part of our Print Catalogue (and E-Commerce extension) we will mail higher volumes of catalogs to specific customer lists, we will look to co-advertise our Artisanal Premium Cheese gift selection with other major web-based and print catalogue companies that are either in the premium food or select gift businesses, such as William Sonoma, 1-800-Flowers, and other high-end fruit and wine purveyors.

          In 2006, the Company mailed 50,000 catalogues and had 300,000+ unique visitors to its website. Through larger mailings, search engine marketing improvements and advertisements with other websites and catalogues companies we will look to increase sales 100% from 2006 sales with impressive growth results from there, but at lower growth rates year-over-year.

Cheese Center

          At the Company’s Manhattan location is a revenue-generating classroom facility known internally as the Cheese Center. At this new modern facility of approximately 1,000 square feet is a dedicated working kitchen, classroom and presentation area with two large flat screen television panels and seating for up to 50 individuals. Historically, the Company would offer wine and cheese education courses to the general public for a per person price of approximately $75.00. The Cheese Center is also rented by third-parties for a site fee of $3,000-$5,000 per day for organizations wanting a personalized event at the Cheese Center.

          The new plans call for an immediate expansion of the use of the Cheese Center, as each person that attends a class is added to the blast E-mail list that the company issues periodically to promote new products and events and other newsworthy items and they become a a member of our printed catalogue mailing list. The Company intends to hire one person to be dedicated to filling attendance at the Cheese Center. Areas that the Company will explore to generate more business for the Cheese Center which is paid in cash at the time of the event are:

•	Major law firms and investment banking firms that book group events for summer associates, employees and client entertainment

•	Matinee and pre-theatre attendees as an entertainment extension

•	Singles events

•	Group and corporate holiday parties

•	NYC Tourism promoters

•	Tie-ins with group caterers

Scaleable Operations

          To facilitate its operating plans, the Company plans to continue operating from its Manhattan location until it reaches a run rate of $10 million in annual sales. In December 2006, the Company generated $1.2 million in sales with a two shift capacity during the week, confirming that the targeted run rate is achievable from current operations. Moving ahead, the Company foresees an expansion into a larger operating facility in the Greater New York area. Once alternative being considered is a 40,000 square foot facility in upstate New York (south of Albany) that is the same location where a local artisan cheese company produces it products and ships to over 250 restaurants and retail stores through its own direct store delivery (DSD) system. Many of these delivery points overlap with the Company’s account base and could enable joint shipments to lower shipping costs. The second alternative is a location in New York City that will be adjacent to the same premises occupied by the specialty food distributor that the Company may enter into a strategic distribution relationship with to expand sales into the foodservice sector. (See Foodservice Distribution above).

Suppliers

          None of the cheese we market will be produced by our Company. To the contrary, we will leave the production risks to people who have greater expertise than us in making world-class cheese products. We will become a marketing arm to many of these producers who generally are small producers who can produce sufficient quantities of cheese, but grapple with capital and physical space to carry larger inventories, and in many instances, with a lack of marketing and merchandising skills and personnel. Our Company, having larger warehouse capabilities, more seasoned finance professionals and capital access and experience with retail sales will make for an ideal partner to many of these producers. In time, the Company’s internal goal is own the recipes or have an exclusive arrangement with the products that generate 80% or more of our revenues.

Government Sponsorship

          The Company also intends to retain the professional lobbying services to seek publicly-available funds to promote domestic cheese products. In the last year (2003) that we found publicly-available information from the United Stated Department of Agriculture on grants to the private sector, over $28 million of support was given to promote a wide range of products, including provisions for in-store sampling of cheese products. Our management believes that our plan to promote a wide range of domestic artisan cheese products will be received very well at both the United States Department of Agriculture and the Department of Commerce as billions of dollars of dairy-agriculture subsidies are granted annually to enable dairy farmers to survive. The United States government is interested in supporting market-based solutions to curtail these subsidies. The expansion of domestic cheese products as products bearing equal if not superior quality to historically high-rated products from Europe will have an immediate and dramatic impact on the need for local domestic milk supply, thus easing the need for subsidies to these dairy farmers. In most cheese products 10 pounds of milk is required to produce one pound of cheese. As the volume of domestic artisan cheese sales increase it will require new demands on milk supplies that will generate more revenue and favorable prices for American diary farmers.

          Our request for funding will not be specific to our Company. We will not produce the products we offer under the Artisanal Premium Cheese brand as our product line will be produced by local cheese producers that have achieved best-in-class status. These producers are generally local dairy farms. Under our plan, any public sponsorship we may receive to promote the Artisanal Premium Cheese brand will indirectly reach back to the coffers of local American dairy farmers who be producing higher levels of cheese products for our Company to market.

Corporate Marketing Strategy

          To meet consumer preferences for locally-produced fresh products, the primary label on each cheese product offered by the Company will be that of the producing farm – as they are the local producer. These products will be offered under the Artisanal Premium Cheese brand and logo. Our brand will create the consumer loyalty for the entire product line of cheese products we offer. For instance, we may offer a great goat cheese product from Jasper Hill Farms of Vermont as made for Artisanal Premium Cheese. This will show the customer that the quality they expect can be found in the product because its an Artisanal Premium Cheese products, but that it’s a specialty, or artisan or farmstead produced cheese versus an output from a major branding company. Skill, craftsmanship, uniqueness, freshness, local is the imagery that our brand will possess, cheese-by-cheese, regardless of the milk type or origin.

          The words “Artisanal Premium” needs to be name that consumers remember when buying or describing great cheese products. Our informal market research show most people identify with specialty cheeses and like them very much, but have little if no recall of a brand. The consumers we have spoken to either describe cheeses they have consumed and liked, they recall the name of retail outlet or event where they consumed cheeses they liked, but they rarely are able state a brand name, or even cheese type (sheep, cow, and goat). We see this lack of brand recognition as an opportunity. Through our grass roots promotional work, packaging and merchandising plans we want to move consumers more toward the Artisanal Premium brand

– we want to impress the Artisanal Premium brand into the minds of consumers so they look for Artisanal cheeses and they tell others about a great Artisanal cheese products they consumed to create word-of-mouth sales expansion. For instance, instead of blank responses, we want consumer to have easily social exchanges like, “last night we tried the Artisanal Premium goat cheese from Vermont”. This is an easy to remember concept: Artisanal and Goat, if they wish to remember it was from Vermont that is great, however, if they can recall Artisanal in conversations and say it was a goat cheese the recipient of this information can then source the same Artisanal product from his or her local retail outlet or purchase the same cheese online through our website.

          This strategy has multiple benefits:

1.	It eliminates the cost to brand each cheese product,

2.	It enables consumers to try various cheese products with confidence in the quality and taste characteristics one would expect with high quality food offerings,

3.	It enables our Company’s cheese products to standout among the myriad of cheese products offered that only creates customer confusion and difficulty with making a satisfying selection,

4.

It eliminates some of the short-supply volume “requirements” to meet the definition of artisanal, by enabling consumers to move into new Artisanal Cheese Products we offer as supplies run-out on short-run product offerings,

5.	Short-run product offerings creates exciting changes for consumers who will have new supplies of interesting cheese that rotate like seasonal fruit products.

Platform Acquisition

          Artisanal Cheese, LLC (the owner of the brand Artisanal Premium Cheese) is the first acquisition that the Company has closed. Artisanal is a Manhattan, New York based business that operates from a 10,000 square foot office and operating facility. From this facility the business distributes its line of Artisanal Premium Cheese products to fine food wholesalers, specialty food outlets, restaurants and through its catalogue and Website. Artisanal derives no sales from traditional supermarket outlets.

          Artisanal has a complete staff of personnel to operate its current business. The Company intends to add its group of senior food industry and corporate executives to Artisanal’s turn-key business operation to increase sales in all four segments of trade, with a special focus on executing a new strategy to bring the Artisanal Premium Cheese product line to major retailers.

          Artisanal Premium Cheese products will be produced for the Company by cheese production companies that have artisan cheese marking expertise that comport with the Company’s rigid guidelines on quality assurance, premium taste profile and supply chain proficiency.

          The Company’s growth would derive from: (i) increased sales to retailers through management’s merchandising expertise with branded food products, (ii) expanding foodservice outlets that cater to major hotels and restaurants, (iii) new product offerings, (iv) web and catalogue sales expansion plans, and (v) exclusive licensing and supply agreements whereby the Company enter into sales and marketing functions of highly-selected cheese producers in exchange for giving the producer larger volume sales and removing the marketing and financing risks associated with managing the full sales cycle.

The Location

          The Company is a New York corporation and is locating at 500 West 37th Street, New York, New York 10018 (corner of 37th Street & 10th Avenue). At this location will be all executive ands sales offices, the cheese aging caves, packaging and shipping facility, customer call center and the cheese center.

The Company’s Competitors

          In each of the Company’s four market segments it will have substantial competition from a pure supply perspective as the cheese industry is already a $6 billion category. There is no shortage of cheese available worldwide. What the Company believes is missing is a high quality brand of a wide range of outstanding specialty, artisan and farmstead cheese products that consumers can remember and look to for repeat purchases and retailers can use to better manage an unwieldy category. From this narrower angle, the competition is less keen.

          The Company doesn’t know of another competitor that is creating a national brand consisting of a specialized selection of artisan cheeses. Several Internet sites can be found for gourmet food products and most include cheese offerings, for instance, www.igourmet.com. Small cheese shops in Manhattan like Murray’s Cheese Shop and Ideal Cheese Shop are primarily retail cheese shops that have launched websites. Other competitors can be small farms or artisan cheese producers that have launched websites to sell cheese direct to consumers. Gourmet (or specialty retailers) like Zabar’s, Fairway’s and

Whole Foods have very large cheese offering for consumers, but again none of the above present a complete selection of artisan cheeses under one brand.

Seasonality

          By nature of it being a farm-bred product that is sold fresh (usually after proper aging) certain cheese making is done on a seasonal basis. The Company intends to use this to its advantage in its marketing plans. Rotation of cheeses, or the offering of certain cheeses seasonally will enhance consumers’ interest in our Artisanal Premium Cheese line as consumers often fatigue with the same foods being consumed and naturally gravitate toward new, interesting items. Whether it’s a holiday season offering or a new cheese offering that is lighter or heavier in density to pair better with summer or winter foods and crisper or heavier wines, the Company will make the Artisanal Premium Brand consistent, but flexible and changing to capture evolving consumer tastes.

Customer Dependence

          The Company doesn’t have any concentration of customer dependence, although it has entered into a strategic preferred vendor agreement with the founder of Artisanal Cheese, LLC and the owner of two highly successful restaurants, Picholine and Artisanal Bistro & Fromagerie to continue to buy cheeses from the Company for resale into the two restaurants. In 2006 sales to the two restaurants accounted for less than 10% of annual sales. Management envisions this percentage shrinking over time as it seeks to penetrate new large scale foodservice and retail accounts with the Artisanal Premium Cheese line.

Raw Materials

          The Company will not produce its own cheese products and will therefore avoid any risks of critical raw material supplies.

Intellectual Property Rights

          At the Closing the Company will own the following trademark and logo, and all derivations thereof, with one exception where the logo will bear the name Bistro & Fromagerie across the lower portion of the picture of the sheep in the meadow where the words “Premium Cheese” appear below.

          This one limited version will be owned in perpetuity by the Company’s founder for use only in the restaurant that now bears its name or future retail establishments that he may open in the future. The Company’s founder has executed a 5-year preferred vendor agreement whereby as part of his use of a related intellectual property right his retail establishments (existing and new) will be required to buy artisanal cheeses from the Company if such cheese products are marketed in these retail outlets.

No Backlog Orders

          The Company does not have any backlog orders.

Government Contracts

          The Company does not have any material contracts with the Government or any government agency and, therefore, will not have any exposure to these types of agreements.

Financial Information About Foreign and Domestic Operations and Export Sales

          The Company does not believe that it will be subject to any material risks attendant with foreign operations or export sales due to its immediate dependence on one U.S.A. market. As part of its inventory of foreign produced cheeses it will be subject to fluctuations in exchange rates, however, presently, the Company maintains an inventory of approximately $400,000 of which one half is domestic products so its exposure at any one time to currency risks is not material to its immediate working capital requirements. In 2008, the Company plans on developing an export program for key premium retailers in select markets, but until such time as it enters these markets, if it does after further evaluation, it will not be exposed any risks.

Regulation

          We and our distributors are subject to regulation by federal, state and local authorities that affects our business. All of our cheese products and packaging materials are subject to regulations administered by the Food and Drug Administration (FDA) and the U.S. Department of Agriculture (USDA). Under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the FDA prescribes the requirements and establishes the standards for quality, purity and labeling. Among other things, the FDA enforces statutory prohibitions against misbranded and adulterated foods, establishes safety standards for food processing, establishes ingredients and manufacturing procedures for certain foods, establishes standards of identity for certain foods, and establishes labeling standards and nutrition labeling requirements for food products.

          New government laws and regulations may be introduced in the future that could result in additional compliance costs, seizures, confiscations, recalls, or monetary fines, any of which could prevent or inhibit the development, distribution, and sale of our products. If we fail to comply with applicable laws and regulations, we may be subject to civil remedies, including fines, injunctions, recalls, or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our business, results of operations, and financial condition. We have not experienced any material regulatory problems in the past and have not been subject to any fines or penalties.

Research and Development Activities

          The Company will continue its past practices of identifying the best tasting specialty, artisan and farmstead cheese products available worldwide and bringing them to market through it multi-channel distribution system that will soon include traditional retailers. Supplementing this practice will be new plans to develop new proprietary cheese recipes internally with executive chef and founder of the Company, Terrance Brennan, and the Company’s staff to expand the variety of cheeses offered that are proprietary to the Company. The Company will also work closely with leading cheese makers to develop new types of cheeses that too will be proprietary to the Company, if not by ownership of the recipe, but through exclusive distribution and marketing rights for these products. Approximately $3,600 and $8,000 was spent on research and development activities in fiscal years ending May 31, 2007 and 2006, respectively.

Environmental Compliance

          The Company does not manufacture products or use raw materials in its products that are deemed to be subject to rules or regulations relating to the discharge of certain materials into the environment.

Employees

          As of February 29, 2008, we had 25 employees, all of whom were full-time employees. We believe the relationship we have with our employees is good.

Item 11(b).	DESCRIPTION OF PROPERTY

          In August 2007, AHFP’s principal executive offices were moved from 42 Forest Lane, Bronxville, New York 10708 to 500 West 37th Street, 2nd Floor, New York, New York 10018, which is the location of the offices and operation of Artisanal Cheese, LLC, that AHFP acquired through its subsidiary AHF Acquisition Corp. in August 2007. Upon closing that transaction, Artisanal Cheese LLC negotiated a new five-year lease for approximately 10,000 square feet commencing September 28, 2007, subject to rent increase of approximately ten percent per annum. The current lease payment is approximately $16,000 per month.

          The leased space consists of all executive and sales offices, five cheese aging caves, a packaging and shipping facility, a customer call center and a 1,000 square foot cheese center consisting of a fully-equipped kitchen, classroom and presentation area with two large flat screen television panels used for conducting cheese education courses and third-party special events. From this facility the business distributes its line of Artisanal Premium Cheese products to fine food wholesalers, specialty food outlets, restaurants and through its catalogue and Website.

          Management believes that the facilities used by it in the operation of its business are adequately covered by insurance and are suitable and adequate for its current business operations.

Item 11(c).	LEGAL PROCEEDINGS

          None.

Item 11(d).	MARKET PRICE OF AND DIVIDENDS ON REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

          The Company’s common stock, $.001 par value, is traded on the Over-the-Counter (“OTC”) Bulletin Board operated by the National Association of Securities Dealers under the ticker symbol “AHFP”. The Company’s common stock became actively traded in July, 1995.

          The following table shows the range of high and low bid information for our common shares for each quarter (except as indicated) within the last two fiscal years:

	Closing Bid

	High	Low
Fiscal Year 2006
Quarter Ended February 28, 2006	$0.13	$0.13
Quarter Ended May 31, 2006	$0.12	$0.12
Fiscal Year 2007
Quarter Ended August 31, 2006	$0.11	$0.11
Quarter Ended November 30, 2006	$0.15	$0.10
Quarter Ended February 28, 2007	$0.29	$0.10
Quarter Ended May 31, 2007	$0.51	$0.15
Fiscal Year 2008
Quarter Ended August 31, 2007	$0.40	$0.40
Quarter Ended November 30, 2007	$0.38	$0.38
Quarter Ended February 28, 2007	$0.20	$0.20

          The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

          The approximate number of common stockholders of record at February 29, 2008, was 205. The number of stockholders of record does not include beneficial owners of our common stock, whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

          The Company may, but has not, entered into any agreements with market makers to make a market in the Company’s common stock. In addition, any market making activity would be subject to the limits imposed by the Securities Act, and the Securities Exchange Act of 1934, as amended. For example, federal regulations under the Exchange Act regulate the trading of so-called “penny stocks” (the “Penny Stock Rules”), which are generally defined as any security not listed on a national securities exchange or NASDAQ, priced at less than $5.00 per share, and offered by an issuer with limited net tangible assets and revenues. In addition, equity securities listed on NASDAQ that are priced at less than $5.00 per share are deemed penny stocks for the limited purpose of Section 15(b)(6) of the Exchange Act. Therefore, during the time which the common stock is quoted on the NASDAQ OTC Bulletin Board at a price below $5.00 per share, trading of the common stock will be subject to the full range of the Penny Stock Rules. Under these rules, broker dealers must take certain steps before selling a “penny stock,” which steps include: (i) obtaining financial and investment information from the investor; (ii) obtaining a written suitability questionnaire and purchase agreement signed by the investor; and (iii) providing the investor a written identification of the shares being offered and in what quantity. If the Penny Stock Rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. Given the application of the comprehensive Penny Stock Rules it may be more difficult for broker-dealers to sell the common stock.

          Accordingly, no assurance can be given that an active market will always be available for the Common stock, or as to the liquidity of the trading market for the Common stock. If a trading market is not maintained, holders of the Common stock may experience difficulty in reselling them or may be unable to resell them at all. In addition, there is no assurance that the price of the Common stock in the market will be equal to or greater than the offering price when a particular offer of securities is made by or on behalf of a Selling Security Holder, whether or not The Company employs market makers to make a market in the Company’s stock.

DIVIDEND POLICY

          We have not declared or paid any dividends on our common stock since inception. Any future decision to pay dividends on common stock will be at the discretion of our Board of Directors and will be dependent upon our fiscal condition, results of operations, capital requirements, and other factors our Board of Directors may deem relevant.

          Pursuant to the terms of the Series A Redeemable Convertible Preferred Shares, the Company is obligated to pay a 12% dividend in kind until August 2009. For three years thereafter, the Company is obligated to pay a 12% dividend in cash or a 15% dividend in kind, at the election of the Company. Should the Company elect to pay the dividend in kind, the number of preferred shares issued and outstanding could be up to 9,920,485 shares. This dividend on preferred shares may limit the Company’s ability to pay dividends on the common equity in the future.

Securities Authorized for Issuance under Equity Compensation Plans

          As of the end of the most recently completed fiscal year, May 31, 2007, no securities have been authorized for issuance under management compensation plans.

          During this fiscal year, the board of directors at its meeting on April 9, 2008, authorized a management stock option plan pursuant to which Daniel W. Dowe and William Feeney were each granted a five-year Stock Option at an exercise price of $30 per share that is exercisable respectively into 14.4% and 1.9% shares of the Company’s common stock on a fully-diluted basis. The Stock Options are fully-vested but not exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the Company has redeemed at least 2,125,000 shares of the preferred stock outstanding plus accrued dividends thereon no later than August 14, 2010. The failure of either condition (a) or (b) shall cause the entire Management Stock Option to terminate in its entirety.

          The board further authorized three-year stock options to each of the seven non-managing board members. The options have an exercise price of $.30 per share that is exercisable into a total of 2.5% of the Company’s Common Stock. These options are immediately fully-vested and exercisable and will expire on January 31, 2011.

          Since acquiring Artisanal Cheese LLC in August 2007, the Company has issued four of Artisanal’s employees a total of 300,000 shares of common stock. The employees have received one-half of the respective shares issued to each of them. The shares are forfeitable to the company if their employment is terminated within one year of its issuance. The employees shall receive the second half of their respective shares on the first anniversary of its issuance. These shares are forfeitable to the company if their employment is terminated within the second year of its issuance.

Item 11(e).	FINANCIAL STATEMENTS

AMERICAN HOME FOOD PRODUCTS, INC.

Consolidated Financial Statements

Item 11(f)	SELECTED FINANCIAL DATA

          As a smaller reporting company, this Item has been omitted pursuant to 17 CFR 229.301(c).

Item 11(g)	SUPPLEMENTARY FINANCIAL INFORMATION

          As a smaller reporting company, this Item has been omitted pursuant to 17 CFR 229.302(c).

Item 11(h).	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

          The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. Certain statements in this discussion and elsewhere in this prospectus constitute forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934. See “Forward Looking Statements” elsewhere in this prospectus. Because this discussion involves risk and uncertainties, our actual results may differ materially from those anticipated in these forward-looking statements.

Results of Operations

Nine months ending February 29, 2008 vs. February 28, 2007

          On August 15, 2007, the Company completed its acquisition of all the ownership interests in Artisanal Cheese, LLC. With this transaction, the Company sold its building material assets and recapitalized its existing debts primarily through a tax-free exchange of debt for equity and cash payments to satisfy other obligations. Due to its expanded operations into the specialty food industry, the Company realized a significant increase in its revenues and costs versus the prior period.

          In the nine month period ended February 29, 2008, the Company had sales of $3,767,456 versus $0 in the corresponding nine month period in 2007. Cost of goods sold in this period was $2,650,745 which was 70% of gross revenues, versus 0% for the same period in 2007.

          Until it sold its building material assets on August 15, 2007, the Company’s gross margin of 100% was attributable to the Company’s conversion in February 2003 of its manufacturing business into a licensing business. From February 2003 to August 15, 2007, the Company maintained an exclusive licensing agreement with CGM, Inc., whereby CGM fulfilled all orders for products sold under the trade names that the Company owned and thereafter paid the Company a cash royalty on sales. All royalty payments were based on actual sales in the previous month and were paid on a monthly basis. The increase in cost of goods sold and general operating expenses was attributable primarily to the acquisition of Artisanal Cheese, LLC and the increase in sales of its new line of specialty foods.

          In this nine month period, the Company recorded a net loss from operations of $423,903 versus $419,696 for the same period in 2007. The net income to common shareholders during this nine month period ending February 29, 2008 was $98,668 versus a net loss of $285,928 during the same period in 2007. The difference is attributable primarily to the sale of the Company’s intangible assets relating to the building material business and the discontinuation of its royalty-generating business. The Company incurred $73,792 in interest charges. Of this amount, approximately $63,000 was attributable to interest on loans that were converted into equity as part of the Artisanal transaction. The Company also incurred $137,232 of amortization charges of which $7,521 related to the building material assets which were sold on August 15, 2007. For this nine month period, the company generated earnings before interest, taxes, depreciation and amortization of $350,111.These results reflect only six and one-half months of the Artisanal operation which was acquired on August 14, 2007.

          On February 29, 2008, the Company had $2,068,544 in current assets, which consisted primarily of cash of $963,884, inventory of $394,043 and accounts receivable of $504,688. The Company’s leasehold and equipment was $875,101 and intangibles increased to $3,893,754 net of amortization, which represents the goodwill and other intangibles. All of the Company’s asset categories increased substantially when compared to its year ending balance sheet dated May 31, 2007 due to the integration of the assets it acquired in August 2007 as part of the Artisanal transaction.

Three months ending February 29, 2008 vs. February 28, 2007

In the three month period ended February 29, 2008, the Company had sales of $2,357,225 versus $0 in sales in the corresponding three month period in 2007. Cost of goods sold in this period was $1,597,267 which was 68% of gross revenues, versus $0 and 0%, respectively, for the same period in 2007.

In this three month period, the Company recorded a net gain from operations before income taxes and interest of $28,259 versus a net loss from operations of $125,057 for the same period in 2007. The net gain to common shareholders during this period 2008 was $17,992 versus a net loss of $177,578 during the same period in 2007.

The Company incurred interest charges $10,267 for the period 2008 verses $52,521 for the period 2007 in interest charges. The Company also incurred $62,869 of depreciation and amortization charges for the three month period 2008.

Liquidity and Financial Resources at February 29, 2008

          The Company undertook a $5.2 million private placement of redeemable convertible preferred stock. By mid-August, the company had raised $3,900,000 of equity for which it issued 3,900,000 shares of preferred stock. The Company used most of these funds to acquire the membership interests of Artisanal Cheese, LLC, for a purchase price of $4,400,000. The members agreed to accept cash of $3,200,000 and sellers’ notes totaling $1,200,000. By mid-December 2007, the company had raised an additional $1,300,000 and reduced the seller’s notes by $700,000. The balance was used for additional operating capital.

          As of February 29, 2008, the Company had $1,692,031 in current liabilities, which includes a balance of $113,000 on a $228,000 note providing for quarterly payments in kind to one of the former shareholders’ restaurants. Also included in current liabilities is a debenture for $125,000 which was in default, although as of the filing of this registration statement, the Company reached a settlement with the debenture holder pursuant to which the Company paid the debenture holder $85,000 in cash and 150,000 shares of common stock. The Company had accounts payable of $476,941, accrued taxes of $650,442 and accrued expenses and other current liabilities totaling $144,164. The Company’s current liabilities also include outstanding prepaid gift certificates and other deferred revenue totaling $89,776.

          With the acquisition of the specialty food business, the Company believes its cash flow will be sufficient to meet its fixed monthly expenses.

Inflation and Changing Prices

          The Company does not foresee any risks associated with inflation or substantial price increases in the near future. In addition, the foodstuffs that are used by the Company in its affinage process are available through from many sources. As such, while the Company has exposure to inflation, it does not believe that inflation will have any materially significant impact on its operations in the near future.

Year ended May 31, 2007 (Fiscal 2007) as compared to May 31, 2006 (Fiscal 2006)

          The royalties for the year ending May 31, 2007 were $245,660, while the royalties for the same period ended May 31, 2006, were $223,522. In both years the Company generated a gross margin of 100% which is attributable to the Company’s conversion of its business from a manufacturing company into a licensing company. Since February 2003, the Company has maintained an exclusive licensing agreement with CGM, Inc., whereby CGM fulfills all orders for products sold under the trade names that the Company continues to own and thereafter pays the Company a cash royalty on sales (“Licensing Agreement”). All royalty payments are based on actual sales in the previous month and are paid on a monthly basis.

          For the year ending May 31, 2007, the Company recorded a loss from operations of $178,669 and a net loss of $364,433, which included $185,764 of accrued interest and expenses for depreciation and amortization of $50,512 and stock issued for services of $45,750. Until the Company can either refinance its outstanding debt, or merge with another company which will include a refinancing of the debt, it will continue to accrue inordinate debt charges. On a monthly basis, the Company incurs approximately $30,000 in selling, general and administrative expenses expense. The monthly selling, general and administrative expenses are predominantly comprised of $20,000 in payroll expenses, $3,000 in amortization expense of the intangibles and $4,000 of professional fees.

          As of May 31, 2007, the Company had $49,004 in current assets. The Company has intangibles of $389,647, which represents the book value of its trademarks, trade names and customer list, which collectively are the assets that generate the royalty income that the Company earns.

Year ended May 31, 2006 (Fiscal 2006) as compared to May 31, 2005 (Fiscal 2005)

          The royalties for the year ending May 31, 2006 were $223,522, while the royalties for the same period ended May 31, 2005, were $209,258. The Company achieved a gross profit of 100% for the year ending May 31, 2006 due to the licensing nature of the Company’s business.

          For the year ending May 31, 2006, the Company generated a net loss of $306,621, which included $159,325 of accrued interest and expenses for depreciation and amortization of $50,512 and stock issued for services of $27,600. On a monthly basis, the Company incurs approximately $35,000 in selling, general and administrative expenses expense. The monthly selling, general and administrative expenses are predominantly comprised of $20,000 in payroll expenses, $3,000 in amortization expense of the intangibles and $4,000 of professional fees.

          As of May 31, 2006, the Company had $17,452 in current assets representing the royalty receivable. The Company has intangibles of $440,159, which is attributable to the two acquisitions that the Company completed in 1999 and 2000.

Critical Accounting Policies

          The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure on contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

          Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies see our note 2 to our financial statements.

Long-Lived Assets (including Tangible and Intangible Assets)

          We acquired businesses in recent years, which resulted in intangible assets being recorded. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our consolidated financial statements. We assess potential impairment to the intangible and tangible assets on a quarterly basis or when evidence that events or changes in circumstances indicate that the carrying amount of an assets may not be recovered. Our judgments regarding the existence of impairment indicators, if any, and future cash flows related to these assets are based on operational performance of our business, market conditions and other factors.

Accounting for Income Taxes

          As part of the process of preparing our financial statements we are required to estimate our income taxes. Management judgment is required in determining our provision of our deferred tax asset. We recorded a valuation for the full deferred tax asset from our net operating losses carried forward due to the Company not demonstrating any consistent profitable operations. In the event that the actual results may differ from these estimates or we adjust these estimates in future periods we may need to adjust such valuation recorded.

Stock-Based Compensation

          The computation of the expense associated with stock-based compensation requires the use of a valuation model. SFAS 123(R) is a new and very complex accounting standard, the application of which requires significant judgment and the use of estimates, particularly surrounding Black-Scholes assumptions such as stock price volatility, expected option lives, and expected option forfeiture rates, to value equity-based compensation. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards. SFAS 123(R) requires the recognition of the fair value of stock compensation in net income. Although every effort is made to ensure the accuracy of our estimates and assumptions, significant unanticipated changes in those estimates, interpretations and assumptions may result in recording stock option expense that may materially impact our financial statements for each respective reporting period. The Company has issued options for compensation purposes in the recent quarter, although they do not get valued until an earnings provision contingency is resolved.

Item 11(i).	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

          None.

Item 11(j)	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

          As a smaller reporting company, this Item has been omitted pursuant to 17 CFR 229.305(e).

Item 11(k).	DIRECTORS AND EXECUTIVE OFFICERS

          The following table sets forth the names, ages, and principal positions of our executive officers and directors as of the date of this Prospectus:

Name	Age	Position

Daniel W. Dowe	46	Chairman of the Board, President and Chief Executive Officer
Keith DeMatteis	44	Director
William K. Lavin	64	Director
Alfred Lepore	69	Director
John Nesbett	40	Director
Jeffrey Roberts	62	Director
Thomas Thornton	62	Director
Carl Wolf	64	Director

Daniel W. Dowe. Mr. Dowe became a director in March, 1997, Acting President on November 17, 1997 and President and Chief Executive Officer on April 1, 1998. Upon the acquisition of Artisanal Cheese LLC, he became Chairman, President and Chief Executive Officer of the Company. He was the founder of Dowe & Dowe, a New York City-based law firm that provided legal services to the Company and was focused on corporate and securities law. Before practicing law, he was employed by Alliance Capital Management Company, Salomon Brothers (Salomon Smith Barney, a division of Citigroup, Inc.) and J.P. Morgan Bank.

Kevin DeMatteis. Mr. DeMatteis became a director of the Company in January 2001. Mr. DeMatteis is part of the DeMatteis Development Organization, which is a closely-held developer of large scale real estate projects in the United States and in international markets.

William K. Lavin. Mr. Lavin became a director in October, 1997 and currently operates his own consulting business that he formed in 1994. Before forming his firm, he was Chief Executive Officer of Woolworth Corporation (renamed “Foot Locker Inc.”) from 1993 to 1994 and immediately before that position he served as Woolworth’s Chief Administrative and Financial Officer. Mr. Lavin also serves on the board of directors of the Allegheny Corporation (NYSE:Y).

Alfred Lepore. Alfred Lepore, until his recent retirement, was the owner and president of the Ferrara Pastry Company and several leading brands in the specialty food and bakery industries. Concurrent with his work with the Ferrara brands, for 16 years he served as President of the National Association of Specialty Food Producers and has had involvement marketing international and domestic specialty food brands throughout his career.

John G. Nesbett. John G. Nesbett is Founder and President of Institutional Marketing Services, Inc. (IMS), a financial communications firm focused on emerging growth companies. Prior to founding IMS, he was President of The Investor Relations Group and before that he was Managing Director at Lippert/Heilshorn & Associates.

Jeffrey Roberts. Mr. Roberts became a director in January 2008. Mr. Roberts is co-founder and principal consultant to the Vermont Institute for Artisan Cheese at the University of Vermont. He is the author of “Atlas of American Cheese”. He co-chaired “Artisan Cheeses of America” at Cheese 2001 and 2002, and represented the US at Salone del Gusto 2002 and 2004. He is director and Treasurer and Northeast Regional Governor of Slow Food USA, a non-profit educational organization devoted to preserving traditional foodways and environmental sustainability. He is a director of the Vermont Arts Council and previously was on the Vermont Fresh Network board. He also consults for the US National Park Service and has authored a compendium of national parks and their products. Mr. Roberts is a frequent speaker on artisan cheese, sustainable agriculture, and the working landscape.

Thomas Thornton. Mr. Thornton became a director in January 2008. Mr. Thornton has served as Chief Executive Officer of Dean & Deluca, Carmine’s (a South Florida Specialty Food and Restaurant Chain), and Orchard Supply Hardware. Mr. Thornton currently consults for Lindt Chocolates, Godiva Chocolates, Ghirardelli’s, Whole Foods and many other entrepreneurial and retail chains.

Carl Wolf. Mr. Wolf became a director of the Company in January 2008. Mr. Wolf was founder, chairman and Chief Executive Officer of Alpine Lace/MCT Dairies from 1983 to 1997. He served as co-chairman of Saratoga Beverage Company in 1998; chairman of the board of Update This (management software company for newspapers) from 1999 to 2003. From 2002 to 2004 he served as chairman of the board of Mediabay, Inc. and as a director of Momma Says Biscotti. He currently consults for IMDS Trading (hedge fund), Conduit Internet Technologies (software company) and is a major investor in Hors D’oeuvres Unlimited, a purveyor of high quality appetizer and gourmet food products to caterers, hotels, national manufacturers and distributors.

There are no family relationships among our directors or among our executive officers.

Committees

          Our Board of Directors has an Audit, Compensation and Nominating Committees.

Item 11(l).	EXECUTIVE COMPENSATION

Summary Compensation Table

          The following table sets forth all of the compensation awarded to, earned by or paid to (i) each individual serving as our principal executive officer during our last completed fiscal year; and (ii) each other individual who served as an executive officer at the conclusion of the fiscal year ended May 31, 2007 and who received in excess of $100,000 in the form of total compensation during such fiscal year (collectively, “Named Executive Officers”):

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total Compensation ($)

Daniel W. Dowe President & Chief Executive Officer	Fiscal 2007	180,000	$0	18,000*	198,000

	Fiscal 2006	180,000	$0	18,000*	198,000

*Mr. Dowe received $18,000 in miscellaneous expense reimbursement for each of the fiscal years ended May 31, 2006 and 2007.

Option Grants, Exercises, and Values

          There were no outstanding equity awards at the conclusion of the fiscal year ended May 31, 2007. The following table sets forth information with respect to outstanding equity awards held by our Named Executive Officers as of February 29, 2008.

OUTSTANDING EQUITY AWARDS AT FEBRUARY 29, 2008

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date

Daniel W. Dowe President & Chief Executive Officer	0 (1)	4,500,000	$.30/share	8/14/12

(1)

The Stock Option was fully-vested at the Closing Date, but not exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the First Redemption is concluded by the Company.

Employment Agreements

          In connection with Daniel W. Dowe’s appointment as our Chairman, Chief Executive Officer and President on August 14, 2007, we entered into a three-year employment agreement that provides for him to receive:

•	Initial base salary of $200,000;

•	Annual bonus determined by the Board of Directors in its sole discretion;

•

Participation in employee medical, health, pension, welfare, and insurance benefit plans as maintained by our company from time to time for the general benefit of its executive employees, as well as all other benefits and perquisites as are made generally available to our company’s executive employees;

•	At least four weeks annual vacation whereby no more than 10 consecutive days may be taken at a time; and

•

Monthly parking allowance of no greater than five hundred dollars per month ($500.00), reimbursement for corporate use of his personal automobile for business development purposes only (not including daily commutation) at a rate of $.30 per mile, and reimbursement for all reasonable and necessary business expenses incurred by Executive in the ordinary course of business on behalf of AHFP.

          Mr. Dowe’s employment agreement shall continue up to five years if more than $1,500,000 of the Redeemable Convertible Preferred Stock offering is still issued and outstanding. If, at the conclusion of three years, less than $1,500,000 of the Redeemable Convertible Preferred Stock offering is issued and outstanding, Mr. Dowe has the sole right to extend the term of his employment agreement for another three (3) year period.

          Mr. Dowe was also granted a five-year stock option to purchase that number of shares of AHFP’s $.001 par value common stock that equals 14.4% of the Common Stock issued and outstanding on a fully-diluted basis assuming all shares of the AHFP’s Redeemable Convertible Preferred Stock were converted into Common Stock at the conversion price of thirty cents ($.30) per share, as more specifically set forth in the Employment Agreement..

          We may only terminate Mr. Dowe’s employment with cause (as defined in the agreement), or if Mr. Dowe terminates his employment because AHFP, acting through its board of directors, shall resolve to either: (a) make a material change in his title, his responsibilities or his reporting status at AHFP, (b) enter into a corporate transaction with another person or legal entity (affiliated or non-affiliated) that results in a Change of Control (defined in the agreement).

          If Mr. Dowe’s employment is terminated for cause:

•	Mr. Dowe will receive payment of his base salary, bonus and benefits for the next succeeding three months of the agreement after which the agreement will be null and void.

•	Mr. Dowe may continue to participate in our company’s employee benefit plans to the extent permitted by and in accordance with the terms thereof or as otherwise required by law.

          In the event that Mr. Dowe’s employment terminates for reason of death or permanent irreversible medical disability, Mr. Dowe, or his executive or estate, shall be entitled to receive, within three months of termination, the full compensation that would have been payable to Mr. Dowe for the remaining term of his employment agreement. In this case, any bonus shall be based on the last bonus paid to Mr. Dowe as increased by at least ten percent (10%) each year unless the AHFP board of directors shall approve a greater sum to Mr. Dowe.

          Notwithstanding anything stated to the contrary herein, unless there is a final non-appealable determination by a court of competent jurisdiction that the conditions underlying the Executive’s vesting of his Stock Option were not lawfully fulfilled, the Executive shall be entitled to receive the Stock Option, including all underlying shares of Common Stock, regardless of the reasons for the termination of the Agreement if the Stock Option Conditions were fully satisfied.

Compensation of Directors

          At a meeting held on April 9, 2008, the board ratified a resolution that each of the Company’s non-management directors were to receive 110,000 stock options for serving as directors.

Item 11(m).	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of February 29, 2008, by (i) each person who we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) each of the executive officers named in the summary compensation table, and (iv) all directors and executive officers as a group.

          Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws. Except as noted below, the beneficial owners named in the table below have the following address: c/o American Home Food Products, Inc., 500 West 37th Street, 2nd Floor, New York, NY 10018.

        In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to conversion of preferred stock and options held by that person that are currently exercisable or exercisable within 60 days of February 29, 2008. We did not deem those shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)

Daniel W. Dowe, Chairman and Chief Executive Officer	0	(2)	0.0%
Keith DeMatteis, Director	2,963,718	(3)	42.0%
William K. Lavin, Director	125,049	(4)	1.8%
Alfred Lepore, Director	528,333	(5)	7.5%
John Nesbett, Director	205,000	(6)	2.9%
Jeffrey Roberts, Director	110,000	(7)	1.6%
Thomas Thornton, Director	210,000	(8)	3.0%
Carl Wolf, Director	2,350,000	(9)	33.3%
Current directors and executive officers as a group (8 persons)	6,492,100	(10)	92.0%
Frank Sica, Investor	5,600,000	(11)	79.3%
Frederick G. Perkins, III, Trustee, Investor	933,333	(12)	13.2%
Caroline T. Perkins, Trustee, Investor	942,619	(13)	13.4%
Richard Ziskind, Investor	560,000	(14)	7.9%
John T. Farris, Investor	970,833	(15)	13.8%
Pete Musser, Investor	373,333	(16)	5.3%
Aegis Fund LP, Investor	1,213,333	(17)	17.2%
Joseph Aievoli, Investor	543,333	(18)	7.7%
Frederick Fahrenbach, Investor	373,333	(19)	5.3%
Alphonso DeMatteis, Investor	2,839,432	(20)	40.2%
Louis A. Parks and Ann J. Parks, Investor	373,333	(21)	5.3%
David Russell, Investor	933,333	(22)	13.2%
Christopher Calise, Investor	373,333	(23)	5.3%
Perry Lerner, Investor	373,333	(24)	5.3%
Stephen Sadove, Investor	746,667	(25)	10.6%

(1)	Based on 7,057,649 common shares issued and outstanding as of February 29, 2008.

(2)

Excludes common shares underlying 4,500,000 common stock options issued to purchase an equivalent number of shares of our common stock which options vested on August 14, 2007 but are not yet exercisable (see “Management Stock Options” above.)

(3)

Includes 1,719,432 shares held by Alfonso DeMatteis for which Mr. Keith DeMatteis has power of attorney; 14,286 shares held by Calakar Construction Company, a company owned in part by Mr. Keith DeMatteis; and 300,000 shares of preferred stock (including preferred stock dividend payable) held by Alphonso L. DeMatteis Family, L.P. and convertible into 1,120,000 shares of our common stock, for which Mr. Keith DeMatteis has power of attorney, and 110,000 shares underlying management stock options held by Mr. Keith DeMatteis personally.

(4)	Includes 15,049 shares of common stock and 110,000 shares underlying management stock options held by Mr. Lavin.

(5)

Includes 45,000 shares held jointly by Mr. Lepore and his wife, Mary Lepore, and 112,000 shares of preferred stock (including preferred stock dividend payable) held by Mr. Lepore and convertible into 373,333 shares of our common stock, and 110,000 shares underlying management stock options held by Mr. Lepore.

(6)	Includes 95,000 shares of common stock and 110,000 shares underlying management stock options held by Mr. Nesbett.

(7)	Represents 110,000 shares underlying management stock options held by Mr. Roberts.

(8)	Includes 100,000 shares of common stock and 110,000 shares underlying management stock options held by Mr. Thornton.

(9)	Consists of 600,000 shares of preferred stock convertible into an equivalent number of shares of our common stock.

(10)	Includes all shares referenced in footnotes 3 through 9 above.

(11)	Consists of 1,680,000 shares of preferred stock (including preferred stock dividend payable) convertible into 5,600,000 shares of our common stock.

(12)	Consists of 280,000 shares of preferred stock (including preferred stock dividend payable) convertible into 933,333 shares of our common stock.

(13)	Consists of 9,286 shares of common stock and 1,680,000 shares of preferred stock (including preferred stock dividend payable) convertible into 933,333 shares of our common stock.

(14)	Consists of 168,000 shares of preferred stock (including preferred stock dividend payable) convertible into 560,000 shares of our common stock.

(15)	Consists of 37,500 shares of common stock and 280,000 shares of preferred stock (including preferred stock dividend payable) convertible into 933,333 shares of our common stock.

(16)	Consists of 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(17)	Consists of 364,000 shares of preferred stock (including preferred stock dividend payable) convertible into 1,213,333 shares of our common stock.

(18)	Consists of 170,000 shares of common stock and 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(19)	Consists of 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(20)	Consists of 1,719,432 shares of common stock held and 336,000 shares of preferred stock (including preferred stock dividend payable) convertible into 1,120,000 shares of our common stock.

(21)	Consists of 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(22)	Consists of 280,000 shares of preferred stock (including preferred stock dividend payable) convertible into 933,333 shares of our common stock.

(23)	Consists of 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(24)	Consists of 112,000 shares of preferred stock (including preferred stock dividend payable) convertible into 373,333 shares of our common stock.

(25)	Consists of 224,000 shares of preferred stock (including preferred stock dividend payable) convertible into 746,667 shares of our common stock.

Item 11(n).	TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS AND CORPORATE GOVERNANCE

          There are no material relationships between our company and the current directors and executive officers of our company, other than as described below.

          Since the beginning of Registrant’s last fiscal year, Mr. Dowe’s spouse, Janet L. Dowe, has periodically provided legal and administrative services to the Company. During the fiscal year ended May 31, 2007, Mrs. Dowe received a consulting fee of $3,500 per month for various legal and administrative services, including the preparation and filing of all SEC quarterly and annual reports. In August 2007, Mrs. Dowe received a payment of $25,000 for legal work relating to the sale of the Registrant’s building material assets (including all contract documentation, settlement of outstanding legal claims and liens relating to such assets, and related documentation) and relating to the Registrant’s acquisition of the membership interests of Artisanal Cheese, LLC. Mrs. Dowe has also received a payment of $25,000 with respect to the preparation and filing of this registration statement. Any payments to Mrs. Dowe for legal services rendered to Registrant are approved by the Board of Directors, except for Mr. Dowe who is not entitled to vote on these matters.

          Since the beginning of Registrant’s last fiscal year, Mr. Dowe has made periodic non-interest-bearing loans to the Company. The loans were unsecured without any specific date for repayment. At no time within this period was the loan balance greater than $35,000. The loan was repaid in full as of October 2007.

          From December 2000 through May 2002, the Registrant borrowed $1,120,958 from an outside investor who is related to a director of the Company. The notes bore interest at 10% per annum and the principal plus accrued interest was due on demand. The notes were secured by a subordinated security interest in the Company’s intellectual property relating to its building material business. In August 2007, the lender agreed to convert all principle and interest owed under the notes (approximately $1,800,000) into 1,500,000 shares of Registrant’s common stock.

          Periodically, David A. Dowe who is the brother of Daniel W. Dowe, has made loans to the company and has purchased common stock under the same terms and conditions as other non-affiliated investors that either loaned money to the company or purchased securities. In August 2007, David Dowe agreed to convert his note of approximately $192,000 into 175,000 shares of the Registrant’s common stock.

          Since January 2006, the company issued 170,000 shares of common stock to a judgment creditor and paid monthly interest on the creditor’s original loan to the Company in exchange for the creditor’s agreement to limit his judgment to $400,000 and to forebear with respect to any further litigation. In August 2007, the judgment creditor agreed to convert the outstanding judgment of $400,000 into 400,000 shares of the Company’s common stock of which 400,000 shares would be held in escrow and liquidated for purposes of repaying the $400,000 judgment. In January 2008, the judgment creditor, Mr. Alfred Lepore, was elected to the Company’s board of directors.

          In January 2007, Mr. Nesbett received 95,000 shares of the company’s common stock in exchange for investor relations services rendered. Mr. Nesbitt was elected to the board of directors in January 2008.

          In January 2007, Mr. Thornton made an equity investment of $15,000 in exchange for 100,000 shares of the Registrant’s common stock. Mr. Thornton was elected to the board of directors in January 2008.

          In February 2007, a private investor, The Barrister Group, made an equity investment of $20,000.00 for which the investor received 100,000 shares of the Company’s common stock. Mr. Dowe was president of The Barrister Group at the time the investment was made. The proceeds were used for working capital. In April 2007, The Barrister Group loaned $5,000 to the Registrant pursuant to a six-month promissory note at an interest rate of 10 percent (10%) per annum. In October 2007, all principle and interest due under the note was repaid.

          With respect to the foregoing transactions, the Company believes that the terms of these transactions were as fair to the Company as could be obtained from an unrelated third party. Future transactions with affiliates including loans will be on terms no less favorable than could be obtained from unaffiliated parties and will be approved by a majority of the independent disinterested members of the board of directors.

          William K. Lavin, Keith DeMatteis, Carl Wolf, Alfred Lepore, John Nesbitt, Jeffrey Roberts and Thomas Thornton are “independent” directors under the listing standards of The Nasdaq Stock Market. Daniel W. Dowe is not “independent” under the listing standards of The Nasdaq Stock Market.

Item 12A.	DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

          Section 722 of the Business Corporation Law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or the right of the corporation), because he is or was a director or officer of the Corporation. The indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

          Section 722 of the Business Corporation law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because he is or was a director or officer of the corporation (including attorneys’ fees) actually reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonable believed to be in, or not opposed to, the best interest of the corporation.

          Section 726 of the Business Corporation Law provides in general that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as a director or officer whether or not the corporation would have the power to indemnify him against liability under the provision of the law.

          The Company’s By-Laws and Certificate of Incorporation provide that the Company will indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law.

          Section 719 of the Business Corporation Law permits a New York corporation, by so providing in its Certificate of Incorporation, to eliminate or limit the personal liability of a director to the corporation for damages arising out of certain alleged breaches of the director’s duties to the corporation. The Business Corporation Law, however, provides that no such limitation of liability may affect a director’s liability with respect to any of the following: (i) for breach of the director’s duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful purchase or redemption of its capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

          The Company’s Certificate of Incorporation eliminates the personal liability of the directors to the fullest extent permitted by Section 722 of the Business Corporation Law.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

28,319,333 SHARES OF COMMON STOCK
5,840,800 SHARES OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
6,245,000 SHARES OF COMMON STOCK OPTIONS

AMERICAN HOME FOOD PRODUCTS, INC.

PROSPECTUS

May 16, 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following are the fees and expenses we incurred in connection with the offering are payable by us. All of such fees and expenses are estimated.

SEC Registration fee	$1,000.00
Printing expenses	1,000.00
Accounting fees and expenses	20,000.00
Legal fees and expenses	25,000.00
Blue Sky Fees and expenses	5,000.00
Registrar’s and transfer agent’s fees	500.00
Miscellaneous	1,000.00

Total	$53,500.00

Item 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 722 of the Business Corporation Law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative (other than an action by or the right of the corporation), because he is or was a director or officer of the Corporation. The indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the action, suit or proceeding, if the indemnitee acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, the indemnitee must not have had reasonable cause to believe his conduct was unlawful.

          Section 722 of the Business Corporation law provides, in general, that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because he is or was a director or officer of the corporation (including attorneys’ fees) actually reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner he reasonable believed to be in, or not opposed to, the best interest of the corporation.

          Section 726 of the Business Corporation Law provides in general that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him or incurred by him in any capacity, or arising out of his status as a director or officer whether or not the corporation would have the power to indemnify him against liability under the provision of the law.

          AHFP’s By-Laws and Certificate of Incorporation provide that AHFP will indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law.

          Section 719 of the Business Corporation Law permits a New York corporation, by so providing in its Certificate of Incorporation, to eliminate or limit the personal liability of a director to the corporation for damages arising out of certain alleged breaches of the director’s duties to the corporation. The Business Corporation Law, however, provides that no such limitation of liability may affect a director’s liability with respect to any of the following: (i) for breach of the director’s duty of loyalty to the corporation of its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful purchase or redemption of its capital stock, or (iv) for any transaction from which the director derived an improper personal benefit.

          AHFP’s Certificate of Incorporation eliminates the personal liability of the directors to the fullest extent permitted by Section 722 of the Business Corporation Law.

          Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of AHFP pursuant to the foregoing provisions, AHFP has been advised, however, that in the opinion of the Commission, the indemnification described above is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these liabilities (other than the payment by AHFP of expenses incurred or paid by a director, officer, or controlling person of AHFP in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered and offered under this Prospectus, AHFP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy and will be governed by the final adjudication of the court.

Item 15.	RECENT SALES OF UNREGISTERED SECURITIES

          Within the past three years, the Registrant sold securities as set forth below. Unless otherwise noted, the sale of these securities was exempt from registration under the Securities Act under Section 4(2) and/or Regulation D promulgated thereunder. All sales were made to sophisticated investors and/or accredited investors who had access to information about AHFP and were able to bear the risk of loss of their investment. The Registrant did not retain an underwriter for any of the foregoing transactions.

          In the opinion of the Registrant, the persons to whom the securities were offered had access to the kinds of information that would have been included in a registration statement filed under the Act based on their family, business or other relationship to the Registrant. These investors have covenanted to purchase and hold the securities for investment without a view to distribution. The certificates evidencing the securities contain a restrictive legend prohibiting transfers of the securities, except in compliance with the Act or an exemption therefrom.

Preferred Stock Issuances

          1.           From August 2007 to December 2007, the company conducted a private offering of its Series A Redeemable Convertible Preferred Stock (“Preferred Stock”). The shares were sold to twenty-five (25) accredited investors for a total equity investment of $5,200,000 for which these investors received 5,200,000 shares of the Company’s Preferred Stock. The proceeds were used to acquire the membership interests of a specialty food company.

Use of Proceeds

Acquisition of Artisanal Cheese, LLC.	$3,900,000.00
Retirement of Old Debt	191,695.00
Consulting Fees	49,000.00
Legal Fees	50,000.00	(a)
Employment Fees	100,000.00	(b)
Working Capital	909,305.00

	$5,200,000.00

(a)          Janet L. Dowe has agreed to accept a legal fee of no greater than $50,000 in connection with the preparation and filing of this registration statement. This arrangement with Mrs. Dowe for legal services rendered to Registrant were approved by the Board of Directors, except for Mr. Dowe who was not entitled to vote on this matter.

(b)          In recognition of the professional services undertaken to develop the business plan for AHFP, identify Artisanal Cheese, LLC as an acquisition target, transactional structuring, personally guarantying sellers’ financing and arranging acquisition financing, Mr. Dowe received an initial contract compensation of $100,000.

          2.          In August 2007, the Company issued 15,000 shares of Preferred Stock in exchange for consulting services. The Company recorded a $15,000 expense in connection with the issuance of these shares.

          3.          Accrued dividends on the Preferred Stock (payable in kind) as of February 29, 2008, total 293,400 shares.

Terms of Series A Redeemable Convertible Preferred Stock

          The Preferred Stock is convertible at $.30 per share into $.001 par value Common Stock of Company, (equaling 60% of the issued and outstanding Common Stock of the Company on a fully diluted basis, excluding the Management Stock Option (see Management Stock Options described below)). Dividends shall be paid (a) 12% Paid-in-Kind in first two years from Closing Date, and (b) 12% Paid-In-Cash after the first two years from Closing or 15% Paid-In-Kind, at the election of the

Company. These dividends shall convert into Common Stock at $.30 per share, unless the Company elects to pay dividends in cash pursuant to (b) above.

          At any time prior to August 14, 2010, and upon 30 days advance notice, the Company shall have the right to redeem one-half of the Preferred Stock that is issued and outstanding by paying the Holder the full par value of the Preferred Stock plus accrued dividends in cash (the “First Redemption”). The remaining one-half of the Preferred Stock that is issued and outstanding after the First Redemption can either be: (a) redeemed by the Company in cash at par value plus accrued dividends with the Holder also receiving a 2-year option to acquire 5% of the issued and outstanding Common Stock of the Company at an exercise price of $.30 per share, or, (b) converted into 30% of the issued and outstanding Common Stock of the Company (the “Second Redemption’). The Holder shall have sole authority to elect subsection (a) or (b) above upon receiving a Redemption Notice. Any Common Stock or Common Stock Option issued pursuant to the First Redemption or the Second Redemption shall be on a fully-diluted basis, excluding the Management Stock Option below.

          The Company has agreed to file a registration statement with respect to the number of shares of its Common Stock necessary to enable all Holders to have resale rights in the Common Stock underlying their Preferred Stock if and when converted, or upon a redemption payable in Common Stock. All costs of the registration shall be borne by the Company.

          So long as over $1,500,000 of the Preferred Stock is issued and outstanding the Company shall require the prior written consent of Holders representing two-thirds (2/3) of the Preferred Stock issued and outstanding to (a) sell, merge with, acquire or consolidate with another business entity, (b) incur additional leverage beyond the leverage contemplated by the Company and Holders as part of the Company’s acquisition of Artisanal Cheese, LLC, or (c) issue any new shares of common stock or securities convertible or exercisable into Common Stock in excess of 2% of the shares of Common Stock issued and outstanding on a fully diluted basis as of August 14, 2007, excluding the Management Stock Option.

          In the event of a liquidation, the Preferred Stockholders shall receive a cash payment at par value per preferred share plus accrued dividends in calendar 2007, the liquidation preference in calendar 2008 increases to $1.10 per preferred share plus accrued dividends and the liquidation preference in calendar 2009 increases to $1.20 per preferred share plus accrued dividends and remains at this amount for each year thereafter.

Common Stock Issuances

          1.           In late November 2005, a judgment creditor served a writ of attachment on the Company’s licensee. In January 2006, the parties reached an agreement whereby the creditor agreed to refrain from any further litigation and to limit the judgment to $400,000 in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or September 30, 2006. The parties further agreed that the Company would issue to the creditor 150,000 shares of common stock for which a $27,000 expense was recorded.

          In September 2006, the Company issued the creditor 40,000 shares of common stock in exchange for an extension of the earlier settlement agreement to December 2006. The Company recorded an interest expense of $4,400 in connection with these shares.

          In December 2006, the Company issued 60,000 shares of common stock to the same creditor in exchange for a further extension of the settlement agreement to April 2007. The Company recorded an interest expense of $9,000 in connection with these shares.

          In August 2007, the creditor agreed to convert the outstanding judgment of $400,000 into 450,000 shares of the Company’s common stock of which 400,000 shares would be held in escrow and liquidated for purposes of repaying the $400,000 judgment. The Company recorded additional paid-in capital of $399,600 for the 400,000 shares and an interest expense of $15,000 in connection with the remaining 50,000 shares.

          In September 2007, the creditor received 40,000 shares of the Company’s common stock relating to his agreement in April 2007 to forbear until August 2007 but which the Company inadvertently neglected to issue at that time. The Company recorded additional paid-in capital of $13,560 for the 40,000 shares and an interest expense of $13,600 in connection with these shares.

          2.          In May 2006, the Company issued 5,000 shares of stock to a lender in exchange for a loan to the Company for which a $600 expense was recorded.

          3.           In September 2006, a private investor made an equity investment of $16,500 for which he received 150,000 shares of the Company’s common stock. The proceeds were used for working capital.

          4.          In January 2007, the Company issued 105,000 shares of common stock in exchange for investor relation services. The company recorded an expense of $15,750 in connection with these shares.

          5.           In January 2007, a private investor made an equity investment of $15,000 for which the investor received 100,000 shares of the Company’s common stock. The proceeds were used for working capital.

          6.          In February 2007, a private investor made an equity investment of $20,000 for which the investor received 100,000 shares of the Company’s common stock. The proceeds were used for working capital.

          7.          In February 2007, the Company issued 150,000 shares of common stock in exchange for consulting services. The company recorded an expense of $30,000 in connection with these shares.

          8.          In August 2007, two secured creditors agreed to convert the outstanding principal and interest of their respective notes totaling approximately $2,000,684 into 1,675,000 shares of the Company’s common stock The Company recorded additional paid-in capital of $1,999,009 with respect to these shares.

          9.           In August 2007, several of the Company’s judgment creditors agreed to accept $91,903 in cash and a total of 166,194 shares of common stock in exchange for satisfactions of their respective claims totaling approximately $411,125. As a result of these settlements, the Company reduced its accounts payable by $161,327.85, increased paid-in capital by approximately $130,000 and reduced the gain on sale by approximately $60,000.

          10.           In August 2007, the Company issued 25,000 shares of common stock in exchange for consulting services. The company recorded an expense of $7,500 in connection with these shares.

          11.          In September 2007, the Company issued 40,000 shares for an extension of a pre-existing debt arrangement. An expense of $13,600 was recorded for the then market value of such shares issued.

          12.          In October 2007, the Company issued 100,000 shares of common stock to one of its employees. The company recorded deferred compensation of $39,000 in connection with these shares.

Management Stock Option

          In August 2007, Daniel W. Dowe and William Feeney were granted a 5-year Stock Option at an exercise price of $.30 per share that is exercisable into 14.4% and 1.9%, respectively, of the Common Stock of the Company on a fully-diluted basis. The Stock Option was fully-vested at the Closing Date, but not exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the First Redemption is concluded by the Company. The failure to meet either of these conditions shall cause the entire Management Stock Option to terminate in its entirety.

Item 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit Number	Description

2.2*	Asset Purchase Agreement by and among Registrants and P. Terreri and J. Giulii dated August 14, 2007

2.3*	Membership Interest Purchase Agreement by and among AHF Acquisition Corp., Artisanal Cheese, LLC, Terrence Brennan and Marvin Numeroff, dated August 14, 2007

2.4*	Form of Promissory Note to T. Brennan in the amount of $570,000

2.5*	Form of Promissory Note to M. Numeroff in the amount of $130,000

2.6*	Form of Bridge Promissory Note to T. Brennan in the amount of $700,000

3.1(v)*	Certificate of Incorporation of Registrant as amended and filed with the Secretary of State of the State of New York

3.2	By-Laws (incorporated by reference to Exhibit 3.2 of the Registrant’s Report on Form 10-KSB for the period ended May 31, 1999)

4.7*	Certificate of Designation, Preference and Rights of Series A, Redeemable Convertible Preferred Shares

4.8*	Stock Subscription and Investment Representation Agreement

4.9*	Registration Rights Agreement

5.2*	Opinion of Janet L. Dowe, Counsel for the Registrant, as to the legality of the Securities being registered

10.9*	Employment Agreement between Registrant and Daniel W. Dowe

13.1	Annual Report on Form 10-KSB for the period ended May 31, 2007

13.2	Quarterly Report on Form 10-QSB for the period ended August 31, 2007

13.3	Quarterly Report on Form 10-QSB For the period ended November 30, 2007

21.1	Subsidiaries of Registrant (incorporated by reference to Exhibit 21 of the Registrant’s Report on Form 10- KSB for the period ended May 31, 2007)

23.2*	Consent of Sherb & Co., LLC, Certified Public Accountants

23.3 *	Consent of Janet L. Dowe, Esq., Counsel to Registrant (included in Exhibit 5.2 of this Registration Statement)

* Filed herewith

Item 17.	UNDERTAKINGS

(a)	The undersigned small business issuer hereby undertakes:

(1)          To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii)     To reflect in the prospectus any facts or events which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any additional or changed material information with respect to the plan of distribution.

(2)          That, for the purpose of determining any liability under the Securities Act, treat each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

(1)          Insofar as indemnification for liabilities arising under the Securities Act (the “Act”) may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

(2)           In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)

(1)          For purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)          For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement for the securities offered in the registration statement, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of those securities.

(3)          If the small business issuer becomes aware after the effective date of this registration statement that either any underwriter or dealer intends to acquire securities from any Selling Security Holders, a post-effective amendment will be required to reflect the acquisition of 10% or more of unrestricted securities and a sticker supplement will be required if the amount involved falls between the range of 5% and 10% of the issuer’s unrestricted securities.

SIGNATURES

           Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on May 16, 2008.

AMERICAN HOME FOOD PRODUCTS, INC.

By:	/s/ Daniel W. Dowe

Name:	Daniel W. Dowe
Title:	President & Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel W. Dowe	President and Chief Executive Officer (principal executive officer)	May 16, 2008

Daniel W. Dowe.

/s/ Daniel W. Dowe	Chief Financial Officer (principal financial officer and principal accounting officer)	May 16, 2008

Daniel W. Dowe

/s/ Daniel W. Dowe	Chairman of the Board	May 16, 2008

Daniel W. Dowe

/s/ Keith DeMatteis	Director	May 16, 2008

Keith DeMatteis

/s/ William K. Lavin	Director	May 16, 2008

William K. Lavin

/s/ Alfred Lepore	Director	May 16, 2008

Alfred Lepore

/s/ John Nesbett	Director	May 16, 2008

John Nesbett

/s/ Jeffrey Roberts	Director	May 16, 2008

Jeffrey Roberts

/s/ Thomas Thornton	Director	May 16, 2008

Thomas Thornton

/s/ Carl Wolf	Director	May 16, 2008

Carl Wolf

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Directors
American Home Food Products, Inc.
Bronxville, New York

We have audited the accompanying consolidated balance sheets of American Home Food Products, Inc. as of May 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ deficiency, cash flows for each of the years then ended May 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Home Food Products, Inc. as of May 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years then ended May 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations, including a net loss of approximately $.3 million for the year ended May 31, 2007, and has a working capital deficiency as of May 31, 2007. These factors raise substantial doubt the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
Certified Public Accountants
New York, New York
August 28, 2007

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

	May 31

	2007	2006

ASSETS
CURRENT ASSETS:
Cash	$18,159	$—
Royalty/Licensee receivable	30,845	17,452

Total Current Assets	49,004	17,452

INTANGIBLES - at cost, net	389,647	440,159

	$438,651	$457,611

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY

CURRENT LIABILITIES:

Current portion of long term debt	$1,645,958	$1,664,506
Accounts payable	483,280	465,376
Note payable	5,000	—
Loans payable - shareholder	214,940	211,191
Accrued expenses and other current liabilities	843,590	715,374
Accrued payroll taxes	545,607	484,566

Total Current Liabilities	3,738,375	3,541,013

COMMITMENTS AND CONTINGENCY

SHAREHOLDERS’ DEFICIENCY:
Preferred stock - $0.001 par value, 10,000,000 shares authorized, 0 shares issued and outstanding	—	—
Common stock - $0.001 par value, 40,000,000 shares authorized 4,541,455 and 3,761,455 shares issued and outstanding, respectively	4,541	3,761
Additional paid-in capital	8,254,816	8,107,484
Accumulated deficit	(11,559,083)	(11,194,647)

Total shareholders’ deficiency	(3,299,724)	(3,083,402)

	$438,651	$457,611

See notes to the consolidated financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended May 31,
	2007	2006

ROYALTY REVENUE	$245,660	$223,522

GROSS PROFIT	245,660	223,522

SELLING, GENERAL AND ADMINISTRATIVE	424,329	370,218

LOSS FROM OPERATIONS	(178,669)	(146,696)

OTHER INCOME (EXPENSES):
Interest income (expenses)	(185,764)	(159,925)

OTHER EXPENSES, net	(185,764)	(159,925)

NET LOSS BEFORE INCOME TAXES	(364,433)	(306,621)
Income taxes	—	—

NET LOSS	$(364,433)	$(306,621)

LOSS PER COMMON SHARE, basic and diluted	$(0.09)	$(0.08)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, basic and diluted	4,082,224	3,666,840

See notes to the consolidated financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

					Additional Paid-in Capital	Accumulated Deficit
	Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount			Total

BALANCE, May 31, 2005	—	$—	3,606,455	$3,606	$8,080,039	$(10,888,027)	$(2,804,382)
Issuance of common stock with promissory note			5,000	5	595		600
Issuance of common stock with settlement agreement			150,000	150	26,850		27,000
Net loss	—	—				(306,621)	(306,621)

BALANCE, May 31, 2006	—	$—	3,761,455	$3,761	$8,107,484	$(11,194,650)	$(3,083,403)

Issuance of common stock with revised settlement agreement			100,000	100	13,300		13,400
Issuance of common stock - cash			350,000	350	51,150		51,500
Issuance of common stock services rendered			255,000	255	45,495		45,750
Issuance of common stock for acquisition			75,000	75	37,387		37,462
Net loss	—	—	—	—	—	(364,433)	(364,433)

BALANCE, May 31, 2007	—	$—	4,541,455	$4,541	$8,254,816	$(11,559,083)	$(3,299,724)

See notes to the consolidated financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended May 31,

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(364,433)	$(306,621)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangibles	50,512	50,512
Common stock issued for services	45,750	27,600
Debt extension fee	13,400
Changes in assets and liabilities
Royalty/Licensee receivable	(13,393)	1,612
Accounts payable	17,901	21,870
Accrued expenses and other current liabilities	128,216	40,587
Accrued payroll taxes	61,041	60,613

NET CASH USED IN OPERATING ACTIVITIES	(61,006)	(103,827)

CASH FLOWS FROM INVESTING ACTIVITIES:	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long term debt	(19,303)	—
Proceeds from note payable	5,000	—
Proceeds from loans payable - shareholders	4,504	19,327
Proceeds from debt financing	—	84,500
Sale of common stock	88,962

NET CASH PROVIDED BY FINANCING ACTIVITIES	79,163	103,827

NET INCREASE IN CASH	18,157	—

CASH AT BEGINNING OF YEAR	—	—

CASH AT END OF YEAR	$18,157	$—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$46,500	$15,000

Income taxes	$—	$—

See notes to the consolidated financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MAY 31, 2007 AND 2006

1.	DESCRIPTION OF BUSINESS

American Home Food Products, Inc. (the “Company”) currently receives a monthly royalty from the business of manufacturing and marketing a diversified line of construction products including pre-packaged concrete repair, grouting and patching products and masonry waterproofing products. The principal markets for the Company’s products are retailers, construction professionals and distributors located through the United States and in certain areas of Canada.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a.           Basis of Presentation - The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred a net loss of $364,433 for the year ended May 31, 2007 “2007” and a net loss of $306,621 for the year ended May 31, 2006 “2006”. Additionally the Company had a net working capital deficiency, a shareholders’ deficiency and negative cash flow from operations for the years ended May 31, 2007 and 2006. The Company is also in arrears with paying payroll taxes and in default with certain of its debt holders. These factors raise substantial doubt as to the Company’s ability to continue as a going concern. Management expects to incur additional losses in the foreseeable future and recognizes the need to raise capital to achieve their business plans. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

b.           Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation.

c.           Cash and Cash Equivalents - The Company considers all highly liquid temporary cash investments, with a maturity of three months or less when purchased, to be cash equivalents. Occasionally, the Company may have cash balances in its bank accounts which exceed $100,000, the federal insured limit.

d..           Impairment of Long-Lived Assets – The Company reviews long-lived assets, certain identifiable assets and goodwill related to those assets on a quarterly basis for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. Any impairment losses have been recorded in the statement of operations.

e.           Fair Value of Financial Instruments – The carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable and accrued expenses approximate their fair values based on the short-term maturity of these instruments. The carrying amounts of long-term debt were also estimated to approximate fair value.

f.           Revenue Recognition – Revenue is recognized when the product is shipped by the Licensee to its customer. Allowances for estimated bad debts, sales returns and allowances are provided when sales are recorded.

g.           Advertising Costs – All advertising costs, excluding cooperative advertising programs, are expensed as incurred or the first time the advertisement takes place. The Company establishes an allowance for cooperative advertising costs at the time the related sale is recognized. Advertising expenses charge to operations for the years ended May 31, 2007 and 2006 amounted to approximately $0 and  $5,133,  respectively.

h.           Loss Per Share – Basic net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding. For the years ended May 31, 2007, 2006 and 2005, diluted loss per share is the same as basic loss per share since the inclusion of stock options and warrants would be antidilutive.

i.           Stock-Based Compensation - The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion 25, (APB25) Accounting for Stock Issued to Employees and the related interpretation, for which no compensation cost is recorded in the statement of operations for the estimated fair value of stock options issued with an exercise price equal to the fair value of the common stock on the date of grant. Statement of Financial Accounting Standards No. 123 (SFAS 123) Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148 (SFAS 148) Accounting for Stock-Based Compensation – Transition and Disclosure, requires the companies, which do not elect to account for stock-based compensation as prescribed by this statement, to disclose the pro-forma effects on earnings and earnings per share as if SFAS 123 has been adopted. No options or warrants have been granted to employees, officers and directors during fiscal years ended 2007 and 2006. Effective June 1, 2006, the Company has adopted SFAS 123R.

j.          Use of Estimates – The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

k.           Segment Information – SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the way it organizes its business for making operating decisions and assessing performance, the Company has determined that it has a single reportable operating segment.

1.	Recent Accounting Pronouncements -

FASB 155 – Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued FASB Statement No. 155, which is an amendment of FASB Statements No. 133 and 140. This Statement; a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strip and principal-only strip are not subject to the requirements of Statement 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, e) amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 156 – Accounting for Servicing of Financial Assets

In March 2006, the FASB issued FASB Statement No. 156, which amends FASB Statement No. 140. This Statement establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. This Statement amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. This Statement permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities. By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. This Statement is effective for financial statements for fiscal years beginning after September 15, 2006. Earlier adoption of this Statement is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued any financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 157 - Fair Value Measurements

In September 2006, the FASB issued FASB Statement No. 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Earlier application is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

FASB 159 - Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159), including an amendment to FASB No. 115. FAS 159 gives entities the irrevocable option to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election, called the fair value option, will enable entities to achieve an offset accounting effect for changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. We are currently evaluating the impact of SFAS 159 on our consolidated financial statements.

3.	CONCENTRATION OF CREDIT RISK

The Company’s accounts receivable and royalty revenues are concentrated 100% with one customer.

4.	ROYALTY AGREEMENT

On January 31, 2003, the Company entered into a licensing agreement, until December 2005, with C.G.M., Inc. of Bensalem, Pennsylvania (“Licensee”), to manufacture, market and distribute the Company’s Por-Rok, Dash Patch and Sta-Dri products in exchange for monthly royalty payments ranging from 15% to 25% of the net invoice value to the customer. The Licensee purchased at cost the inventory on hand from the Company, payable in three installments through March 31, 2003. Although the Licensee had the right to terminate the agreement within 180 days from the commencement date of the agreement, the Licensee did not exercise that right. Had the Licensee elected to terminate this licensing agreement, the Company would have been obligated to purchase all inventory that cannot be used by the Licensee due to the termination of the licensing agreement.

Licensor reserves the right to terminate the licensing agreement for the following reasons; failure to ship a minimum of $375,000 of merchandise in two consecutive quarters, Licensee having become subject to a 50% change in control, Licensee becoming subject to involuntary or voluntary bankruptcy.

5.	DEBT AND EQUITY TRANSACTION

In January 2005, the Company authorized a reverse stock split of seven shares of common stock for one share of common stock. All related per share and common share presentation have been adjusted to compensate for such reverse stock split.

In late November 2005, a judgment creditor served a writ of attachment on the Company’s licensee. In January 2006, the parties reached an agreement whereby the creditor agreed to refrain from any further litigation and to limit the judgment to $400,000 in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or September 30, 2006. The parties further agreed that the warrant to purchase 600,000 shares of common stock (pre-split) which the creditor had received as part of the original transaction would be cancelled and that the Company would issue to the creditor 150,000 shares of common stock (post-split), for which a $27,000 expense was recorded.

In May 2006, the Company issued 5,000 shares of stock to a lender in exchange for a loan to the Company for which a $600 expense was recorded.

In September 2006, the Company and a judgment creditor agreed to extend to December 31, 2006, a previous agreement whereby the creditor will refrain from enforcing its judgment in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or December 31, 2006. In exchange for this extension, the Company agreed to issue 40,000 shares of common stock to the creditor. The Company recorded an interest expense of $4,400 in connection with these shares.

In September 2006, a private investor made an equity investment of $16,500 for which it received 150,000 shares of the Company’s common stock. The proceeds were used for working capital.

In December 2006, the Company and a judgment creditor agreed to extend to March 31, 2007, a previous agreement whereby the creditor will refrain from enforcing its judgment in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or March 31, 2007. In exchange for this extension, the Company agreed to issue 60,000 shares of common stock to the creditor. The Company recorded an interest expense of $9,000 in connection with these shares based on the fair market value of such shares issued.

In January 2007, the Company issued 105,000 shares of common stock in exchange for investor relation services. The company recorded an expense of $15,750 in connection with these shares based on the fair market value of such shares issued. In January 2007, a private investor made an equity investment of $15,000 for which he received 100,000 shares of the Company’s common stock. The proceeds were used for working capital.

In February 2007, a private investor made an equity investment of $20,000 for which it received 100,000 shares of the Company’s common stock. The proceeds were used for working capital. In February 2007, the Company issued 150,000 shares of common stock in exchange for consulting services. The company recorded an expense of $30,000 in connection with these shares based on the fair market value of such shares issued.

6.	ACCRUED EXPENSES AND OTHER LIABILTIES

As of May 31, accrued expenses and other liabilities consist of the following:

	2007	2006

Accrued interest payable	$734,527	$609,925
Other accrued	109,063	105,449

	$843,590	$715,374

7.	INTANGIBLES

Intangibles arose in connection with the acquisitions of Arm Pro in September 1998, and with the acquisition of Allied / Por-Rok lines in August 1999 and Sta-Dri in August 2000. The intangible assets have been re-characterized pursuant to SFAS 142 from “Goodwill” to be “Intangibles”, since such intangibles are actually comprised of trademarks, acquired proprietary technology and customer lists. We have attributed the cost of these intangibles to be $606,164 for trademarks, $75,771 for proprietary technology and $75,771 for customer lists. These intangibles are being amortized over a fifteen-year life on a straight-line basis. The Company continues to periodically review these long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. Accumulated amortization at May 31, 2007 and 2006 was $368,059 and 317,547, respectively. The amortization expense for 2007 and 2006 was $50,512 and $50,512 respectively. The amortization expense will approximate $50,000 per annum for the next five years.

8.	INCOME TAXES

At May 31, 2007, the Company has available unused net operating loss carryforward (“NOL”) of approximately $11,550,000 that may be applied against future taxable income and expire at various dates through 2025. The Company has a deferred tax assets arising from such net operating loss deductions and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined. Such valuation allowance has increased approximately $120,000 during 2007.

	2007	2006

Deferred tax asset:

Net operating loss carryforward	$3,930,000	$3,808,000

Valuation allowance	(3,930,000)	(3,808,000)

Net deferred tax asset	$—	$—

          A reconciliation of the statutory federal income tax benefit to actual tax benefit is as follows:

	2007	2006

Statutory federal income tax benefit	$124,000	$104,000
Income tax benefit not utilized	(124,000)	(104,000)

Actual tax benefit	$—	$—

If the Company has a greater than 50% change in ownership of certain stock holdings by shareholders of the Company pursuant to Section 382 of the Internal Revenue Code, the net operating losses may be limited. Currently no such evaluation has been performed. The Company has not filed its federal tax returns for May 31, 2006 or May 31, 2007.

9.       LONG TERM DEBT

	2007	2006

At May 31, long-term debt consists of:
Notes payable (a)	$1,120,958	$1,120,958
Debenture payable (b)	125,000	125,000
Notes payable (c)	400,000	400,000
Notes Payable (d)	—	18,548

	1,645,958	1,664,506
Less: Current portion	1,645,958	1,664,506

	$—	$—

The company is in default of substantially all of the aforementioned debt, as such debt has matured or is being litigated.

a.

From December 2000 through May 2002, the Company raised $1,120,958 from an outside investor. The notes payable bear interest at 10% per annum and the principal plus accrued interest is due on demand. The notes payable were secured by a subordinated security interest in the Company’s property, plant and equipment. The notes payable are due to parties associated with a director of the Company and provide the holder with piggyback registration rights.

b.

Included in long-term debt are debentures owing to a stockholder of the company, Quilcap, Corp., in the amount of $125,000. This debenture from February 25, 1999, bears interest at 15% per annum and matured on May 31, 1999 and is currently in default.

c.

In May and June 2002, the Company raised $325,000 from outside investors. The note payable bears interest at 10% per annum and the principal plus accrued interest were due on July 23, 2002, by which time the parties had expected to close a sale-leaseback of the Company’s property. In connection with this loan the Company issued 600,000 stock options as consideration for the financing and recorded as debt discount $16,000, of which $1,600 has been expensed. The investors aborted the sale-leaseback transaction immediately prior to closing. In April 2005, the investors commenced litigation against the Company and its president for repayment of the loans. In January 2006, the parties reached an agreement whereby the creditor agreed to refrain from any further litigation and to limit the judgment to $400,000 in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or September 30, 2006. The parties further agreed that the options to purchase 600,000 shares of common stock (pre-split) which the creditor had received as part of the original transaction would be cancelled and that the Company would issue to the creditor 150,000 shares of common stock (post-split), for which a $27,000 expense was recorded. In September 2006, the judgment creditor agreed to extend the agreement to December 31, 2006. In December 2006, the creditor agreed to a further extension of the settlement agreement to March 31, 2007, in exchange for which the Company agreed to issue to the creditor 60,000 shares of common stock.

d.

Included in long-term debt is a revolving non-interest bearing loan owing to AHF Acquisition Corp., an affiliate, in the amount of $18,548. AHF Acquisition Corp. provides monthly working capital to the Company which is immediately paid upon receipt of the following months’ royalty payment.

10.	SHAREHOLDERS’ DEFICIENCY

Common Stock

a.          During fiscal 1996, former management of the Company issued 257,143 shares for an amount that present management is unable to determine. The Company has been contacting the registered shareholders to determine if appropriate consideration was received for these shares. The shares have been recorded as outstanding with no consideration received for their issuance. During the years ended May 31, 1999 and 1998, a total of 17,143 and 69,107 shares of common stock, respectively, were returned by the registered shareholders and have been canceled by the Company. The Company intends to continue to pursue litigation against the remaining shareholders that it alleges have received securities without paying fair consideration to the Company.

b.	Equity transactions during fiscal year 2006 were as follows:

	•	The Company issued 5,000 shares of common stock to an investor who loaned the company money in during fiscal 2006.

	•	The Company issued 150,000 shares of common stock to a creditor in connection with a settlement agreement entered in April 2006.

c.	Equity transactions during fiscal year 2007 were as follows:

•

The Company issued 40,000 shares of common stock to a creditor in connection with an extension in September 2006 of an earlier settlement agreement entered in April 2006. The Company issued another 60,000 shares of common stock in connection with a further extension of this settlement agreement in December 2006, which was valued and expensed for $13,400, the then fair market value of the shares issued.

	•	The Company issued 150,000 shares of common stock in September 2006 to a private investor in exchange for an equity investment of $16,500.

•

The Company issued 105,000 shares of common stock in January 2007 in exchange for investor relation services, which was valued and expensed for $15,750, the then fair market value of the shares issued.

•

The Company issued 100,000 shares of common stock in January 2007 to a private investor in exchange for an equity investment of $15,000, which was valued and expensed for $30,000, the then fair market value of the shares issued.

	•	The Company issued 100,000 shares of common stock in February 2007 to a private investor in exchange for an equity investment of $20,000.

	•	The Company issued 150,000 shares of common stock in February 2007 in exchange for consulting services.

•

In May 2007, the Company acquired an affiliated company under common management for 75,000 shares of common stock valued at $37,462, the historical cost basis of the assets acquired and liabilities relieved, which also approximates the market value of the common shares issued.

11.	STOCK OPTIONS

No options or warrants were granted, cancelled, exercised or otherwise outstanding in fiscal 2006 and 2007.

12.	COMMITMENTS AND CONTINGENCY

a.          The Company had a licensing agreement for certain concrete related products, including an admixture that is capable of enhancing the basic characteristic of cementitious products. The Company was obligated to pay royalties based on a percentage of sales, subject to an annual guaranteed minimum royalty. The Company has not had to pay royalties as the licensed products never evolved beyond the development stage and therefore were never capable of being sold to the end consumer.

b.          The Company was involved in several lawsuits arising from the non-payment of recorded payables for which judgments had been rendered against the Company. As part of the acquisition of Artisanal Cheese LLC in August 2007, all such obligations have been satisfied through a tax-free exchange of debt for equity and cash.

c. Until August 2007, the Company operated from the residence of its chief executive officer rent free.

13.	SUBSEQUENT EVENT - UNAUDITED

On August 14, 2007, the company acquired Artisanal Cheese, LLC. The purchase price was $4.5 million in cash and notes and the assumption of $700,000 in liabilities as part of the purchase consideration. The Company raised approximately $3.9 million dollars through a private placement of redeemable, convertible preferred stock. With this transaction, the Company sold its building material assets for approximately $1 million and recapitalized its existing debts primarily through a tax-free exchange of debt for equity and cash payments to satisfy other obligations. The Company’s current president, Daniel W. Dowe, has agreed to serve as Chairman, Chief Executive Officer and President for an additional three years.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)

	February 29, 2008 Unaudited	May 31, 2007 Audited

ASSETS
CURRENT ASSETS:

Cash	$963,884	$18,159
Royalty/Licensee receivable	—	30,845
Accounts receivable	504,688	—
Inventories	394,043	—
Prepaid expenses - related party	98,658	—
Prepaid expenses and other current assets	107,270	—

Total Current Assets	2,068,543	49,004

FIXED ASSETS, net	824,142	—
OTHER ASSETS	50,959	—
INTANGIBLES - at cost, net	3,893,754	389,647

	$6,837,398	$438,651

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

CURRENT LIABILITIES:

Current portion of long term debt	$125,000	$1,645,958
Accounts payable	476,941	483,280
Notes payable	113,000	5,000
Prepaid Gift Certificates and Other Deferred Revenue	89,776	—
Loans payable - shareholder	—	214,940
Accrued expenses and other current liabilities	144,164	843,590
Accrued interest	92,708	—
Accrued payroll taxes	650,442	545,607

Total Current Liabilities	1,692,031	3,738,375

LONG TERM DEBT, net of current portion	448,067	—
Accrued Dividend Payable	293,400	—

	741,467	—

COMMITMENTS AND CONTINGENCY	—	—

SHAREHOLDERS’ EQUITY (DEFICIENCY):
Preferred stock - $0.001 par value, 4,000,000 shares authorized, Series A Preferred Stock, 6,000,000 authorized 5,215,000 and 0 shares issued and outstanding, respectively (liquidation preference $5,215)	5,215	—
Common stock - $0.001 par value, 40,000,000 shares authorized 7,057,649 and 4,541,455 shares issued and outstanding, respectively	7,057	4,541
Additional paid-in capital	16,105,526	8,254,816
Accumulated deficit	(11,713,898)	(11,559,083)

Total shareholders’ equity (deficiency)	4,403,900	(3,299,724)

	$6,837,398	$438,651

See notes to financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended February 29, 2008 Unaudited	Three Months Ended February 28, 2007 Unaudited	Nine Months Ended February 29, 2008 Unaudited	Nine Months Ended February 28, 2007 Unaudited

SALES	$2,357,225	$—	$3,767,456	$—

COST OF GOODS SOLD	1,597,267	—	2,650,745	—

GROSS PROFIT	759,958	—	1,116,711	—

SELLING, GENERAL AND ADMINISTRATIVE	668,830	125,057	1,329,550	278,036
DEPRECIATION AND AMORTIZATION	62,869	—	137,272	—

GAIN (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND INTEREST	28,259	(125,057)	(350,111)	(278,036)

OTHER INCOME (EXPENSES):
Interest income (expense)	(10,267)	(52,521)	(73,792)	(141,660)

GAIN (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	17,992	(177,578)	(423,903)	(419,696)

INCOME TAXES	—	—	—	—

GAIN (LOSS) FROM CONTINUING OPERATIONS	17,992	(177,578)	(423,903)	(419,696)

DISCONTINUED OPERATIONS (Note 20)

INCOME FROM OPERATIONS, net of tax	—	30,810	43,528	133,768

GAIN ON SALE OF OPERATIONS, net of tax	—	—	479,043	—

NET GAIN ON DISCONTINUED OPERATIONS	—	30,810	522,571	133,768

NET INCOME (LOSS) -	$17,992	$(146,768)	$98,668	$(285,928)

LESS PREFERRED STOCK DIVIDEND	(156,450)	—	(293,400)	—

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES	$(138,458)	$(146,768)	$(194,732)	$(285,928)

INCOME (LOSS) PER COMMON SHARE - CONTINUING OPERATIONS:
Basic	$0.003	$(0.045)	$(0.083)	$(0.109)

Diluted	$0.003	$(0.045)	$(0.083)	$(0.109)

INCOME (LOSS) PER COMMON SHARE - DISCONTINUED OPERATIONS:
Basic	$—	$0.01	$0.10	$0.03

Diluted	$—	$0.01	$0.10	$0.03

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING: basic	6,927,649	3,903,955	5,120,504	3,842,884
diluted	6,927,649	3,903,955	5,120,504	3,842,884

See notes to financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended February 29,	Nine Months Ended February 28,

	2008	2007

	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss applicable to continuing operations	$(194,731)	$(285,928)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Dividends on preferred stock	68,497	—
Gain on Sale of intangible assets	(479,043)
Amortization of intangibles	64,959	37,884
Increase of other assets	30,909
Preferred and common stock issued for services	293,400	59,150
Changes in assets and liabilities, net of the effect from acquisition:
Accounts receivable	(201,837)	—
Royalty/Licensee receivable	30,845	4,561
Inventory	(190,568)	—
Prepaid expenses and other assets	(206,358)	—
Accounts payable	(396,932)	(14,081)
Accrued expenses and other current liabilities	408,337	93,222
Accrued payroll taxes	104,836	45,834
Cash flow from operations of discontinued operations	0	102,958

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(667,686)	43,600

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Artisanal, net of expenses	(3,235,913)	—
Increase in other assets	—	—
Purchase of fixed assets	(52,393)
Cash flow from investing activities of discontinued operations	863,747	—

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,424,559)	—

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Increase in notes payable	(163,197)	4,112
Payment of shareholder note	(277,440)	3,746
Sale of preferred stock	5,217,477	51,500
Payment of note payable	(738,869)	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,037,971	59,358

NET INCREASE IN CASH	945,726	—

CASH AT BEGINNING OF YEAR	18,159	—

CASH AT END OF PERIOD	$963,885	$—

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$9,000	$12,500

Income taxes	—	—

Non-cash financing activies:
Preferred and common shares issued for services	76,100	59,150

Seller financing for the purchase of Artisanal	1,200,000	—

Payables paid with issuance of equity	530,000	—

Artisanal liabilites assumed	$745,516	$—

See notes to financial statements.

AMERICAN HOME FOOD PRODUCTS, INC.
NOTES TO FINANCIAL STATEMENTS
NINE MONTHS ENDED FEBRUARY 29, 2008
(UNAUDITED)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of American Home Food Products, Inc. (the “Company”) have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation (consisting of normal recurring accruals) have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Operating results expected for the nine months ended February 29, 2008 are not necessarily indicative of the results that may be expected for the year ending May 31, 2008. For further information, refer to the financial statements and footnotes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended May 31, 2007. Per share data for the periods are based upon the weighted average number of shares of common stock outstanding during such periods, plus net additional shares issued upon exercise of options and warrants.

2.	ACQUISITIONS

On August 15, 2007, the Company acquired all right, title and interest to 100% of the issued and outstanding membership interests of Artisanal Cheese, LLC (“Artisanal”). The purchase price for this acquisition was approximately $4.4 million plus legal and other professional costs (the “Artisanal Acquisition”). Pursuant to the membership interest purchase agreement, the Company (i) paid $3,200,000 to the members of Artisanal Cheese, LLC, (ii) issued a note payable for $700,000 which bears no interest and is payable on or before November 14, 2007 (See Note 8 - Notes Payable); (iii) issued a note payable for $130,000 which bears interest at 5% per annum and is payable over a three year period (See Note 15 – Long Term Debt); (iv) issued a note payable for $370,000 which bears interest at 5% per annum and is payable over a three year period (See Note 15 – Long Term Debt); and (v) issued a note payable to a former Artisanal shareholder for $228,000 payable in one year with payments due quarterly of $57,000 per quarter without interest, payable either in cash or product to one or more of the former shareholders restaurant establishments (See Note 8 - Notes Payable). As part of this transaction, the Company also entered into (vi) a five-year preferred vendor agreement with two restaurants which are affiliated with the seller; (vii) a five-year product development agreement with the same two restaurants; (viii) a trademark license agreement granting a royalty-free license to a former member of Artisanal Cheese, LLC, to utilize certain trademarks and names in connection with his restaurant establishments; (ix) a one-year consulting agreement with a former member of Artisanal Cheese,

LLC; and (x) a transitional services agreement pursuant to which the company shall receive equipment and non-equipment services for one year and comptroller services for four months (See Note 18 - Commitments and Contingencies).

As part of this transaction, the Company also obtained from each of the former members of Artisanal Cheese, LLC, a five-year non-competition agreement.

The following table sets forth the determination of the consideration paid for Artisanal at the date of acquisition:

Cash	$3,395,133
Notes	1,200,000

Total purchase price	$4,595,133

The transaction was accounted for as a purchase and, accordingly, the preliminary purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of the acquisition. The Company intends to conduct a detailed valuation using the guidance as set forth in Statement of Financial Accounting Standard (“SFAS”) No. 141, “Business Combinations”, to make the final determination of fair value of the intangible assets and goodwill acquired in the acquisition. The purchase price allocation is, therefore, preliminary and may be adjusted for up to one year after the acquisition.

The following table sets forth the preliminary allocation of the purchase price:

Total purchase price	$4,595,133
Less assets acquired:
Accounts receivable	(287,008)
Inventory	(203,475)
Other current assets	(35,175)
Long - term assets	(861,237)

Total tangible assets acquired	(1,386,895)

Liabilities assumed	745,516

Cost in excess of net tangible assets acquired	$3,953,754

The operating results for Artisanal are included in the accompanying Consolidated Statements of Operations from the date of the acquisition.

The Company has recorded $60,000 of amortization on its intangibles to date.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market funds and are stated at cost, which approximates market value. Cash at times may exceed FDIC insurable limits.

Trade Accounts Receivable and Other Receivables, Net

The Company’s accounts receivable consist primarily of amounts due from customers for the sale of its products. The Company records an allowance for doubtful accounts based on management’s estimate of collectibility of such trade and notes receivables outstanding. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses, if any. The recorded allowance at February 29, 2008 and February 28, 2007, was $0 and $0, respectively.

Property and Equipment

Property and equipment acquired in the Artisanal Acquisition is carried at net book value which approximates fair market value at the date of the acquisition. Amounts incurred for repairs and maintenance are charged to operations in the period incurred. Depreciation is calculated on a straight-line basis over the following useful lives:

Equipment	3-5 years

Furniture and fixtures	5-7 years

Leasehold improvements	5-10 years

Software	2-5 years

Goodwill and Intangible Assets

Intangible assets at February 29, 2008 relates to the assets acquired in the Artisanal Acquisition (See Note 2 – Acquisition) and will be allocated to specific items upon an analysis to be performed.

The Company reviews long-lived assets, certain identifiable assets and any impairment related to those assets at least annually or whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. To the extent carrying values have exceeded fair values, an impairment loss has been recognized in operating results.

Revenue Recognition

The Company recognizes revenues associated with the sale of its products at the time of delivery to customers.

Shipping and Handling Costs

Shipping and handling costs are included in cost of sales

Advertising Costs

All advertising costs are expensed as incurred. Advertising expenses charge to operations for the nine months ended February 29, 2008 was approximately $7,735.

Interest Income/(Expense)

Interest expense relates to interest owed on the Company’s debt. Interest expense is recognized over the period the debt is outstanding at the stated interest rates (see Note 11).

Income Taxes

Income taxes have been provided using the liability method. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured by applying estimated tax rates and laws to taxable years in which such differences are expected to reverse. The deferred tax asset attributed to the net operating losses has been fully reserved, since the Company has yet to achieve recurring income from operations.

Use of Estimates

The preparation of financials statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-based Compensation

The Company accounts for stock-based compensation in accordance with SFAS No. 123-R Share-Based Payment (“SFAS No. 123-R”). The Company records compensation expense using a fair-value-based measurement method for all awards granted.

Net Income/(Loss) Per Share

In accordance with SFAS No. 128, “Earnings Per Share”, basic net income/(loss) per share is computed using the weighted average number of common shares outstanding during each period. We did not include the common stock equivalents of the conversion of the preferred stockholders, as such shares of preferred stock were issued post the discontinuance of the segment of operations discontinued.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, marketable securities, accounts receivable, notes receivable, and accounts payable, approximated fair value as of February 29, 2008, because of the relatively short-term maturity of these instruments and their market interest rates. Since a portion of long-term debt is in default, it is not possible to estimate its value.

Segment Disclosure

Management believes the Company operates as one segment.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). Management is in the process of assessing if this statement will have a material impact on the Company’s financial statements once adopted.

In September 2006, the FASB issued SFAS No. 157. SFAS No.157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practices. This Statement is effective for financial statements for fiscal years beginning after November 15, 2007. Early adoption is permitted provided that the reporting entity has not yet issued financial statements for that fiscal year. Management is in the process of assessing if this statement will have a material impact on the Company’s financial statements once adopted.

In December 2007, the FASB issued FASB Statement No. 141 (revised 2007), Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This Statement’s scope is broader than that of Statement 141, which applied only to business combinations in which control was obtained by transferring consideration. By applying the same method of accounting—the acquisition method—to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports.

This Statement requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the Statement. That replaces Statement 141’s cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values.

This Statement applies to all transactions or other events in which an entity (the acquirer) obtains control of one or more businesses (the acquirer), including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This Statement applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. It does not apply to: (a) The formation of a joint venture, (b) The acquisition of an asset or a group of assets that does not constitute a business, (c) A combination between entities or businesses under common control, (d) A combination between not-for-profit organizations or the acquisition of a for-profit business by a not-for-profit organization.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. Management believes this Statement will have no impact on the financial statements of the Company once adopted.

Any other new accounting pronouncements have been deemed not to be relevant to the operations of the Registrant, hence the effects of such undisclosed new accounting pronouncements will have no effect on the Company.

4.	ACCOUNTS RECEIVABLE

Accounts receivable are comprised of the following at February 29, 2008:

Trade accounts receivable	$501,942
Employees	2,746

$504,688

5.	INVENTORIES

Inventories are valued on a first-in-first-out (FIFO) basis. Inventory at February 29, 2008 consisted of the following::

Cheese Inventory	$300,501
Shipping/Packing Material Inventory	51,430
Accessories & Books Inventory	39,643
Beverage	2,469

$394,043

6.	PREPAID EXPENSES and PREPAID EXPENSES – RELATED PARTY

At February 29, 2008, the Company’s had prepaid expenses of $205,928, which consisted primarily of prepaid catalog costs of $15,000, prepaid insurance of $12,100, and miscellaneous prepaid expenses of $17,000. Also included are $63,000 of advances to employees, and another $98,658 of an advance to an officer, both for compensation arrangements which have since been ratified.

7.	FIXED ASSETS

Fixed assets are valued at net book value at the date of the Artisanal Acquisition which approximates fair market value. Fixed assets are comprised of the following at February 29, 2008:

Furniture and fixtures	$177,785
Kitchen Equipment	253,392
Computer Equipment	97,096
Software & Web Design	5,279
Design Fees	51,539
Leasehold Improvement	1,106,224

1,691,315

Less: Accumulated
Depreciation & Amortization	(867,173)

$824,142

8.	NOTES PAYABLES

Notes payable consist of the following:

Note payable to a former Artisanal shareholder for $228,000 payable in one year with payments of $57,500 due quarterly without interest, payable in product to one or more of the former shareholders restaurant establishments. As of the date of this filing, two payments have been made leaving a balance of $113,000.

Upon closing the Artisanal acquisition, the Company executed a note payable to a former Artisanal shareholder for $700,000. The note was non-interest bearing and secured by a first priority security interest in all assets of the Company. The principal was paid in full on November 15, 2007.

A $5,000 note to a shareholder was also repaid during the quarter together with interest of $215.09 in interest.

9.	LOANS PAYABLE SHAREHOLDER

Over the last few years, the Company’s current president, Daniel W. Dowe, had loaned money to the Company to assist with its operating cash flow. Mr. Dowe had an agreement with the Company’s board of directors to have the loan repaid without interest and only when the Company has adequate cash on hand. The loan was paid in full during the second quarter.

10.	PREPAID GIFT CERTIFICATES AND OTHER DEFERRED REVENUE

The Company records cash received in advance of the delivery of products or services as deferred revenue until the products are delivered to customers or the services are provided. Gift certificates are issued for a one-year period at which time the certificate expires. The Company has not recorded any income for expired or unused gift certificates.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses consists primarily of accrued accounting expenses of $30,000, prepaid cheese clubs expenses of $28,000, sale tax payable of $11,000, and about $22,000 of accrued other miscellaneous expenses. Approximately $53,000 of accrued expenses is attributable to payable reductions.

12.	ACCRUED INTEREST

Accrued interest of $92,708 represents the interest owing on the Quilcap debenture. (See Note 15 - Long Term Debt and Note 21-Subsequent Event).

13.	ACCRUED PAYROLL TAXES

The Company prior to the acquisition of Artisanal remains in arrears with paying payroll taxes of approximately $650,000. The Company is currently negotiating a payment program with the relevant tax authorities.

14.	INCOME TAXES

At February 29, 2008, the Company has available unused net operating loss carryforward (“NOL”) of approximately $8,300,000 that may be applied against future taxable income and expire at various dates through 2025. The Company has a deferred tax assets arising from such net operating loss deductions and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined. Such valuation allowance has decreased approximately $27,000 during 2007.

2007

Deferred tax asset:

Net operating loss carryforward	$2,990,000

Valuation allowance	(2,990,000)

Net deferred tax asset	$—

A reconciliation of the statutory federal income (tax) benefit to actual tax benefit is as follows:

	2007	2006

Statutory federal income (tax) benefit	$(27,000)	$47,000
Income tax benefit utilized (not utilized)	27,000	(47,000)

Actual tax benefit	$—	$—

If the Company has a greater than 50% change in ownership of certain stock holdings by shareholders of the Company pursuant to Section 382 of the Internal Revenue Code, the net operating losses may be limited. Currently no such evaluation has been performed. As a result of the Artisanal Acquisition described above, the Company is reviewing whether its ability to utilize its net operating loss carryovers may be restricted based on Internal Revenue Code Section 382 “changes in ownership.”

15.	LONG TERM DEBT

Long-term debt consists of the following:

Debenture payable (a)	125,000
Artisanal Sellers’ Notes (b)	448,067
Accrued Dividend on Preferred Stock (c)	293,400

866,467
Less: Current portion	(125,000)

$741,467

a.

The Company is currently in default on a $125,000 debenture due a stockholder of the company, Quilcap, Corp., in the amount of $125,000. This debenture from February 25, 1999, bears interest at 15% per annum and matured on May 31, 1999. Subsequent to the period ended February 29, 2008, the Company entered a settlement agreement regarding the repayment of this loan.

b.

In connection with the acquisition of Artisanal Cheese, LLC, the Company obtained two sellers’ note—one from each of the former members of Artisanal Cheese, LLC. The notes are for $130,000 and $370,000, respectively. The note for $130,000 bears interest at 5% per annum and is payable in consecutive monthly payments of principal and interest in the amount of $3,896.22 commencing November 1, 2007. All principal and accrued interest shall be due and payable in full on October 1, 2010. The note for $370,000 bears interest at 5% per annum and is payable in consecutive monthly payments of principal and interest in the amount of $11,089.23 commencing November 1, 2007. All principal and accrued interest shall be due and payable in full on October 1, 2010. Both notes are secured pursuant to a Security Agreement pursuant to which the note holders have a first priority security interest in all assets of the Company except that the note holders have agreed to subordinate their security interest on those assets so that the Company may obtain asset-based debt financing.

c.	The Company’s preferred stock carries a dividend of (a) 12% Paid-in-Kind until August 2009, and (b) 12% Paid-In-Cash after August 2009 or 15% Paid-In-Kind, at the election of the Company.

16.	SHAREHOLDERS’ EQUITY

Terms of Series A Preferred Stock (“Preferred Stock”)

The Company has sold 5,200,000 shares of redeemable convertible Preferred Stock at a price of $1.00 per share for a total gross proceeds of $5,200,000. Another 15,000 shares of Preferred Stock was issued in exchange for consulting services. The Preferred Stock is convertible at $.30 per share into $.001 par value Common Stock of Company, (equaling 60% of the issued and outstanding Common Stock of the Company on a fully diluted basis, excluding the Management Stock Option (see below)). Dividends shall be paid (a) 12% Paid-in-Kind in first two years from Closing Date, and (b) 12% Paid-In-Cash after the first two years from Closing or 15% Paid-In-Kind, at the election of the Company. These dividends shall convert into Common Stock at $.30 per share, unless the Company elects to pay dividends in cash pursuant to (b) above.

At any time prior to the third anniversary of the Closing Date and upon 30 days advance notice, the Company shall have the right to redeem one-half of the Preferred Stock that is issued and outstanding at the Closing (2,507,500 shares) by paying the Holder the full par value of the Preferred Stock ($5,015,000), plus accrued dividends in cash (the “First Redemption”). The remaining one-half of the Preferred Stock that is issued and outstanding after the First Redemption can either be: (a) redeemed by the Company in cash at par value (i.e., $2,507,500 if all shares are sold), plus accrued dividends with the Holder also receiving a 2-year option to acquire 5% of the issued and outstanding Common Stock of the Company at an exercise price of $.30 per share, or, (b) converted into 30% of the issued and outstanding Common Stock of the Company (the “Second Redemption’). The Holder shall have sole authority to elect subsection (a) or (b) above upon receiving a Redemption Notice. Any Common Stock or Common Stock Option issued pursuant to the First Redemption or the Second Redemption shall be on a fully-diluted basis, excluding the Management Stock Option below.

The Company has agreed to file a registration statement with respect to the number of shares of its Common Stock necessary to enable all Holders to have resale rights in the Common Stock underlying their Preferred Stock if and when converted, or upon a redemption payable in Common Stock. All costs of the registration shall be borne by the Company.

So long as over $1,500,000 of the Preferred Stock is issued and outstanding the Company shall require the prior written consent of Holders representing 2/3 of the Preferred Stock issued and outstanding to (a) sell, merge with, acquire or consolidate with another business entity, (b) incur additional leverage beyond the leverage contemplated by the Company and Holders as part of the Company’s acquisition of Artisanal Cheese, LLC, or (c) issue any new shares of common stock or securities convertible or exercisable into Common Stock in excess of 2% of the shares of Common Stock issued and outstanding on a fully diluted basis at the Closing, excluding the Management Stock Option.

In the event of a liquidation, the Preferred Stockholders shall receive a cash payment at par value per preferred share plus accrued dividends in calendar 2007, the liquidation preference in calendar 2008 increases to $1.10 per preferred share plus accrued dividends and the liquidation preference in calendar 2009 increases to $1.20 per preferred share plus accrued dividends and remains at this amount for each year thereafter.

Preferred Stock Issuances

In August 2007, several accredited investors made an equity investment of $3,900,000 for which these investors received 3,900,000 shares of the Company’s redeemable convertible preferred stock. The proceeds were used to acquire the membership interests of a specialty food company.

In August 2007, the Company issued 15,000 shares of redeemable convertible preferred stock in exchange for consulting services. The Company recorded a $15,000 expense in connection with the issuance of these shares.

In the three months ended November 30, 2007, several private accredited investors made an equity investment of $1,100,000 for which these investors received 1,100,000 shares of the Company’s redeemable convertible preferred stock. The proceeds were used to pay off a $700,000 seller’s note and working capital.

In December 2007, one private accredited investor made the last equity investment of $200,000 for which he received 200,000 shares of the Company’s redeemable convertible preferred stock. The proceeds were used for working capital.

Accrued and undeclared dividends on the Preferred Stock as of February 29, 2008, total $293,400.

Common Stock Issuances

In January 2006, the Company and a judgment creditor reached an agreement whereby the creditor agreed to refrain from enforcing its judgment in exchange for a monthly payment of interest on the creditor’s original loan to the Company and the Company’s commitment to pay the judgment upon the earlier of the recapitalization of the Company or September 30, 2006. Through subsequent amendments to the agreement, the date was extended to August 2007. In September 2007, the creditor received 40,000 shares of the Company’s common stock relating to a forbearance agreement in April 2007 but which the Company inadvertently neglected to issue at that time. The Company recorded additional paid-in capital of $13,560 for the 40,000 shares and an interest expense of $13,600 in connection with these shares.

In August 2007, two secured creditors agreed to convert the outstanding principal and interest of their respective notes totaling approximately $2,000,684 into 1,675,000 shares of the Company’s common stock The Company recorded additional paid-in capital of $1,999,009 with respect to these shares.

In August 2007, several of the Company’s judgment creditors agreed to accept $91,903 in cash and a total of 166,194 shares of common stock in exchange for satisfactions of their respective claims totaling approximately $411,125. As a result of these settlements, the Company reduced its accounts payable by $161,327.85, increased paid-in capital by approximately $130,000 and reduced the gain on sale by approximately $60,000.

In August 2007, the Company issued 25,000 shares of common stock in exchange for consulting services. The company recorded an expense of $7,500 in connection with these shares.

In September 2007, the Company issued 40,000 shares for an extension of a pre-existing debt arrangement. An expense of $13,600 was recorded for the then market value of such shares issued.

In October 2007, the Company issued 100,000 shares of common stock to one of its employees. The company recorded deferred compensation of $39,000 in connection with these shares.

In January 2008, the Company issued 10,000 shares of common stock in exchange for consulting services. The company recorded an expense of $4,800 in connection with these shares.

In January 2008, the Company issued 50,000 shares of common stock to one of its employees. The company recorded deferred compensation of $24,000 in connection with these shares.

Stock Option

At its meeting in January 2008, the board authorized a management stock option plan pursuant to which Daniel W. Dowe and William Feeney were granted five-year Stock Options at an exercise price of $.30 per share that is exercisable respectively into 14.4% and 1.9% shares of Common Stock of the Company on a fully-diluted basis. The Stock Options are immediately fully-vested, but not exercisable until the Company achieves: (a) $21.6 million in revenue or $2 million in EBITDA in a full calendar year by no later than Calendar Year 2009, and, (b) the First Redemption is concluded by the Company. The failure to meet either of these conditions shall cause the Dowe and Feeney Stock Options to terminate in their entirety. The options will expire on August 14, 2012. An expense will be recorded once these shares become exercisable and the contingency has been resolved.

17.	DISPOSITION OF ASSETS INTANGIBLES

Intangibles arose in connection with the acquisitions of Arm Pro in September 1998, and with the acquisition of Allied / Por-Rok lines in August 1999 and Sta-Dri in August 2000. The intangible assets were re-characterized pursuant to SFAS 142 from “Goodwill” to be “Intangibles”, since such intangibles are actually comprised of trademarks, acquired proprietary technology and customer lists. We have attributed the cost of these intangibles to be $606,164 for trademarks, $75,771 for proprietary technology and $75,771 for customer lists. These intangibles were being amortized over a fifteen-year life on a straight-line basis. The Company sold these intangibles on August 15, 2007. On that date, the accumulated amortization was $375,580.

On August 15, 2007, the Company sold all of its intangible property relating to the building material business to GT Holding, LLC (“GTH”). In exchange for these assets, the Company received $850,000 in cash and GTH assumed approximately $73,000 of the Company’s liabilities. The Company had carried these intangibles at a net value of $382,126 and, thus, recorded a gain on sale of $479,043, including other minimal costs against the gain on sale of intangibles.

18.	COMMITMENTS AND CONTINGENCIES

Term	Agreement	Monthly Expense

8/15/07 – 12/15/07	Transitional Services Agreement Comptroller services (a)	$0.00

8/15/07 – 8/14/08	Transitional Services Agreement Equipment services (a)	$18,200.00

8/15/07 – 7/31/08	Consulting Agreement (b)	$4,333.33

8/15/07 – 8/14/12	Preferred Vendor Agreement (c)	n/a

8/15/07 – 8/14/12	Product Development Agreement (d)	n/a

8/15/07 – 8/14/12	Trademark Assignment (e)	n/a

a.

The Company has entered into a Transitional Services Agreement with Artisanal Group, LLC, a company owned by the former member of Artisanal Cheese, LLC, to provide equipment services for equipment leased by Artisanal Group for varying periods of up to three years, non-equipment services for no more than one year and comptroller services for a period of four months from the date of acquisition. The equipment services include telephones, computers, photocopiers, presentation equipment and delivery trucks and the non-equipment services encompass health, liability and auto insurances. As of February 29, 2008, the monthly expense for Comptroller services (which had been $3,500) has been terminated, and the monthly expense for Equipment services has been reduced from $23,700.00 to $18,200.

b.

The Company has entered into a one-year Consulting Agreement with executive chef, Terrence Brennan, the founder of Artisanal Cheese LLC and owner of two Manhattan restaurants, Picholine and Artisanal Bistro & Fromagerie, to provide consulting services including advice on product mix, marketing plans in the retail sector and presentation to retail supermarket buyers. Mr. Brennan shall receive $13,000 every quarter for 24 hours worth of consulting services during each three month period. The agreement also provides for a finder’s fee of $10,000 in connection with any supply or sales agreement between the Company and any strategic partner introduced to the Company by Mr. Brennan, with an additional payment of $20,000 if sales to the strategic partner exceed $500,000 in the aggregate. The Consulting Agreement also provides for office space for Mr. Brennan and two of his staff members at the Company’s principal offices located at 500 West 37th Street, New York, New York.

c.

The Company has entered into a five-year Preferred Vendor Agreement with two restaurant establishments owned by the former member of Artisanal Cheese, LLC, pursuant to which the Company will supply the restaurants or their affiliates with any and all premium cheese products at a high volume discount and at prices not to exceed prices offered to other customers, and the restaurants which purchase exclusively from the Company provided the Company can meet terms and conditions acceptable to the restaurants. The Preferred Vendor Agreement also provides for a credit to the restaurant establishments which credit shall be applied to the first $228,000 worth of product, not to exceed $57,000 in any calendar quarter. This credit is the result of the payoff in full at the closing of Artisanal by one of its former members of a certain loan to the Company. (See Note 8 – Notes Payable).

d.

The Company has entered into a five-year Product Development Agreement pursuant to which the Company shall have a “first-look” right and 30-day exclusivity period to evaluate and negotiate in good faith a distribution arrangement (including minimum orders, exclusivity, prices/royalty rates and terms) for all new cheeses, cheese related products and other products developed by the two restaurant establishments owned by the former member of Artisanal Cheese, LLC. After the 30-day exclusivity period, the Company will have an opportunity to match any terms and conditions of a distribution agreement that the restaurants may subsequently reach with a third party. The Agreement provides for a written trademark license from the Company to the restaurants upon terms to be mutually agreed upon with respect to any distribution by the restaurants under the Artisanal brand of such new products other than distribution by the Company.

e.

The Company has entered into a Trademark License Agreement pursuant to which the Company grants a royalty-free license to the two restaurant establishments to use the tradename “Artisanal Fromagerie & Bistro” and the derivative logo (consisting of an oval design with four stylized sheep seated in front of a barn and the words “Artisanal Fromagerie – Bistro – Wine Bar”) in connection with the operation, distribution and sale of cheese, cheese products and other food products from the restaurant establishments or their affiliated restaurants or retail stores.

19.	RELATED PARTY TRANSACTIONS

The wife of Daniel W. Dowe, the Company’s Chief Executive Officer and Chief Financial Officer, periodically provides legal and administrative services to the Company. In the three months ended February 29, 2008 Ms. Dowe received $25,000 for legal work in connection with preparation of a registration statement. In the quarter ended February 28, 2007, Ms. Dowe received $10,500 for legal and administrative work performed for the Company.

With respect to the foregoing transactions, the Company believes that the terms of these transactions were as fair to the Company as could be obtained from an unrelated third party. Future transactions with affiliates including loans will be on terms no less favorable than could be obtained from unaffiliated parties and will be approved by a majority of the independent disinterested members of the board of directors.

20.	GAIN ON DISCONTINUED OPERATIONS

On August 15, 2007, the Company sold all of its intangible property relating to the building material business (“Por Rok intangibles”) to GT Holding, LLC (“GTH”). In exchange for these assets, the Company received $850,000 in cash and GTH assumed approximately $73,000 of the Company’s liabilities. This resulted in a gain from disposition of assets of the discontinued building material business in the amount of $ 479,043 for fiscal year 2008.

The balance sheet, results of operations and cash flows for the Por Rok intangibles has been reclassified as discontinued operations.

Summarized results of the discontinued operation are as follows:

	Nine months ended February 29,

	2008	2007

Net Sales	$52,039	$179,362

Loss/(Gain) from operations	43,528	133,768
Loss/(Gain) on disposal	479,043	—

Total Loss/(Gain) on discontinued operations	$522,571	$133,768

21.	SUBSEQUENT EVENT

At its board meeting on April 9, 2008, the board authorized three-year stock options to each of the seven non-managing board members. The options have an exercise price of $.30 per share that is exercisable into 0.4% of the Company’s Common Stock. These options are immediately fully-vested and exercisable and will expire on January 31, 2011.

In April 2008, the Company entered into a settlement agreement with Quilcap Corp. pursuant to which Quilcap has agreed to terminate all efforts to collect on the $125,000 debenture and related interest in exchange for a cash payment of $85,000 and 150,000 shares of the Company’s common stock. The agreement provides that such stock will be registered by the Company within 90 days.